Brookfield

2023

Q1 INTERIM REPORT

Brookfield Corporation

INTERIM REPORT Q1 2023

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31	2023	2022
TOTAL (MILLIONS)
Revenues	$23,297	$21,882
Net income	424	2,960
Distributable earnings before realizations[1]	945	947
Distributable earnings[1]	1,157	1,182
PER SHARE
Net income	$0.05	$0.81
Distributable earnings before realizations	0.59	0.58
Distributable earnings	0.72	0.73
Dividends[2]	$0.07	$0.14

(UNAUDITED) AS AT MAR. 31, 2023 AND DEC. 31, 2022	2023	2022
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Consolidated results
Balance sheet assets	$456,742	$441,284
Equity	146,914	141,891
Common equity	39,960	39,608
Diluted number of common shares outstanding	1,621	1,629
Market trading price – NYSE	$32.59	$31.46
1.See definition in the MD&A Glossary of Terms beginning on page 55 for definitions of non-IFRS performance measures.
2.See Corporate Dividends on page 26.

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2    BROOKFIELD CORPORATION

BROOKFIELD AT A GLANCE
Our objective is to compound our capital to deliver 15%+ annual returns to shareholders over the long term. With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate stable, growing cash flows and attractive long-term total returns. Today, our capital is invested across our Asset Management, Insurance Solutions, and our Operating Businesses, which generate $5 billion of free cash flow annually and continue to grow.
Our capital is invested across businesses that help form the backbone of the global economy. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted and growing revenue streams, and high cash margins. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles. On their own, each of our market leading businesses have a strong growth profile but together they generate synergies which significantly enhance their growth.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. By leveraging the global reach and expertise of our asset management business, our goal is to identify new investment opportunities that provide strategic value for Brookfield and the potential for attractive returns over the long term.
Our conservatively capitalized balance sheet provides downside protection and our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound environmental, social and governance (ESG) principles are integral to building resilient businesses and creating long term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.

HOW WE INVEST
•The Brookfield Advantage We invest where we can bring our competitive advantages to bear, leveraging our global presence and reputation, the synergies of our businesses, and access to large-scale, flexible capital.
•Long-Life, High-Quality Assets and Businesses We invest in a global and diverse portfolio of high-quality assets and businesses that generate stable, inflation-linked, largely contracted and growing revenue streams, and high cash margins.
•Proven Capital Allocator We are a value investor with a strong track record of allocating our capital to generate meaningful compound returns that enhance value for our shareholders.
•Disciplined Financing Approach We take a conservative approach to the use of leverage, ensuring that we can preserve capital across all business cycles.
•Sustainability We are committed to ensuring that the businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.

“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our asset management, insurance solutions and operating businesses. Our “operating businesses” include Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, Brookfield Asset Management ULC, which is included in our Asset Management segment, and issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the real estate funds, transition funds, infrastructure funds and private equity funds of our asset management business. Our other businesses include our corporate activities. Please refer to the Glossary of Terms beginning on page 55, which defines our key performance measures that we use to measure our business.
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LETTER TO SHAREHOLDERS
OVERVIEW
Our first quarter financial results were strong, amidst a volatile market environment. We recorded strong performance in renewables, transition, and infrastructure. Our real estate business was extremely resilient, in contrast to the narrative around real estate at the moment.
Inflation and interest rates appear to have peaked in most countries, and the impact of higher rates is working its way through the system. Stock market valuations are now more reasonable, which has allowed us to complete a number of take-privates in the last few months with little competition. We invested $17 billion of equity over the quarter into a number of transactions that we expect will be exceptional in the longer term.
We closed on $19 billion of new fund commitments since we last wrote to you and continue to raise large sums for deployment.
MARKET ENVIRONMENT
Since the start of the year, it has become increasingly clear that one of the fastest monetary policy tightening cycles in history is having the desired impact, with inflation in the process of abating. While it remains above central bank targets and labor markets are strong in most major economies, inflation is generally tracking lower, reducing the risk of materially higher interest rates going forward.
However, despite interest rates still being lowish, the rapid increase in rates over the past year has had unintended consequences. After a relatively strong start to 2023, markets experienced increased volatility as concerns of stress in the U.S. and European banking sectors emerged—a direct consequence of banks’ exposure to the long end of the rapidly rising yield curve. The immediate actions taken by governments and central banks prevented these isolated incidents from spreading into a systemwide crisis of confidence, despite issues continuing in the U.S. regional banks.
Recent events have resulted in further tightening of credit conditions, making capital scarcer and more costly to access for many. However, capital markets are still open to those with strong balance sheets, high-quality assets and longstanding relationships. We are fortunate to be in this position and believe that our continued access to equity and debt financing will be a significant competitive advantage as we continue to put capital to work in this environment.
OPERATING RESULTS WERE STRONG
Each of our businesses performed well during the quarter, continuing to generate stable and growing cash flows and compounding capital in line with our objective of creating long-term wealth for all of our stakeholders.
Financial Results
The strong underlying performance resulted in distributable earnings before realizations of $945 million in the quarter and $4.3 billion for the last twelve months. This was an increase of 24% over the prior year after adjusting for the special distribution of 25% of our asset management business that we completed in December last year.
Our asset management business delivered another strong quarter, with distributable earnings growing by 15% over the prior year quarter. Fee-related earnings of $547 million in the quarter and $2.2 billion over the last twelve months benefited from strong inflows of capital, with clients continuing to have a strong appetite for our flagship and complementary fund strategies focused on investing in the backbone of the global economy.
Our insurance business had a very strong quarter, generating distributable operating earnings of $145 million in the quarter and $520 million over the last twelve months, both significantly higher than their prior year. We remain on track to increase annualized earnings from this business to $800 million by the end of 2023, as we continue to
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redeploy our liquid, short-duration investment portfolio into assets offering higher risk-adjusted returns. The markets are highly conducive to this activity, and during the quarter, our average investment portfolio yield was 5% on approximately $45 billion of assets, supporting liabilities that have an average cost of capital of 3%.
Our operating businesses continue to demonstrate their resilience, generating cash distributions of $304 million for the quarter and $1.5 billion over the last twelve months. The growth in cash distributions from our renewable power, transition, infrastructure and private equity businesses was supported by strong underlying earnings growth, with all of the businesses continuing to benefit from the essential nature of the services they provide, the inflation linkage in their revenues, and the high cash margins they each generate.
Distributions from our real estate businesses were stable as growth in same-store net operating income (“NOI”) across the portfolio was offset by higher interest rates on floating rate financings. Operating performance was particularly strong in our prime retail and office assets this quarter, growing by 5% over the last twelve months. Furthermore, we expect that as rates plateau (and eventually come down), the continued compound growth of the underlying operating cash flows will more than offset the impact of the recent rise in interest rates. Remember that interest rates rise once, but our cash flows can keep growing forever.
During the quarter, we re-invested $1.2 billion of our distributable earnings back into our businesses to continue to grow their operations, and we returned $404 million to shareholders through regular dividends and share repurchases. Given the current share price and our view of the intrinsic value of our business, we expect to continue to repurchase shares.
We are advancing a number of asset monetizations and continue to see a strong appetite for the cash generating businesses and assets that we own. For example, we recently closed the sale of a hospitality investment in the U.S. for over $800 million, returning a 2x multiple of capital. On top of return of capital and profit, each of these sales also generates carried interest for us from the accumulated unrealized carried interest built up over the years. At quarter end, this was over $9 billion in aggregate, of which we expect to realize over $500 million of realized carried interest into income during 2023.
Balance Sheet and Liquidity
The strength of our business and our ability to invest and grow has always been underpinned by our conservatively capitalized balance sheet, high levels of liquidity and access to diversified sources of capital.
At the end of the quarter, we had $113 billion of group wide liquidity and $5 billion of core liquidity at the Corporation. This is in addition to having one of the world’s largest pools of discretionary capital with an approximately $135 billion balance sheet of mostly liquid assets, against which we borrow only a modest amount of corporate debt of $12 billion. This affords us the flexibility to be prepared for opportunities that will inevitably arise.
We also have a very disciplined approach to financing our business which, over a long period time and across many market cycles, has ensured that we maintain strong access to capital. Over the last several weeks, during which time we have seen market volatility and constrained access to capital for many, we have closed on over $20 billion of financings across the group. A few highlights include:
•A £650 million refinancing of a hospitality asset in the United Kingdom. The bonds priced on April 5th and were more than 3x over-subscribed with £2 billion of orders. Given the environment, it is worth emphasizing that the interest rate on this refinancing went down from 7.2% to 6.0%.
•A €290 million financing of our Spanish Student Housing portfolio, a €330 million refinancing for our German office portfolio, a $250 million CMBS refinancing of a U.S. hospitality asset, and the €593 million financing of a retail and hospitality development in Paris.
•A $3.5 billion refinancing and extension of maturity date of loans in our advanced energy storage business. The bonds were over-subscribed, enabling us to upsize the financing, reduce pricing, and add duration to our debt profile. This was achieved while maintaining the interest cost at the same rate for the company.
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•Issuance of over $5 billion of debt to support two new transactions in our infrastructure, and renewable power and transition businesses.
•C$400 million of 10-year, investment grade bonds at Brookfield Renewable Partners.
These financings are examples of our strong access to capital and are testament to our approach of maintaining strong discipline within our capital structures, utilizing in‑house capital market teams with deep expertise, and working with our strong global network of lending relationships built over many decades of managing assets throughout market cycles.
OUR FUNDING MODEL PROVIDES SIGNIFICANT COMPETITIVE ADVANTAGES
Our funding model, which we have developed over the past 25 years, is designed with layers of redundant capital to ensure that in periods of less robust liquidity we can thrive and emerge from each period in a better position than we entered. We are confident that this period of market volatility will be no different.
Our financing structure is built on a few key premises: we always maintain vast capital resources at Brookfield Corporation for rainy days; we have structured access to the public markets for each of our business sectors on a standalone basis; our financings are recourse only to assets, not the company; and our access to private institutional capital provides us the ability to partner with the largest private investors in the world. Of course, this only all works if our financial results are good, and fortunately the returns we have generated over many decades have been excellent.
Three recent acquisitions demonstrate the power of the layers of our funding model and hopefully enable you to understand better how we continue to build our business.
Origin Energy
We recently agreed to take a listed Australian company private in an approximately $13 billion transaction. We formed a consortium with an energy investor where we will acquire Origin’s Energy Markets business and our consortium partner will acquire Origin’s LNG business.
Origin’s Energy Markets business generates electricity and sources gas which it supplies to 4.5 million consumers. The electricity is primarily generated by coal and natural gas, and our plan is to substantially reduce the reliance on fossil fuel generation by replacing coal with renewables, which includes building wind, batteries, and solar facilities.
We have arranged $2.5 billion of debt financing and committed over $5.0 billion of equity. We are funding up to $2.0 billion from our private Transition fund, with our listed renewable entity providing approximately $400 million of that capital, and an additional up to $350 million invested directly. Two of our long-standing partners, GIC and Temasek, are investing approximately $1.8 billion directly, and over $1.0 billion is being syndicated to other partners. Few groups have the scale and access to multiple pools of capital to complete a deal like this.
Triton International
We recently announced a transaction to take private the world’s largest intermodal shipping container owner, Triton International, a supply chain logistics business that owns over seven million shipping containers.
The transaction required $13 billion of capital, comprised of just under $5 billion of equity and $8 billion of debt. In this transaction, we required no new debt, but some of Triton’s corporate debt contains change-of-control provisions which, in certain circumstances, could come due. Because of this, most acquirers could not buy the company, as the risk of a ratings downgrade would make a purchase impossible. Instead, as the new owner we strongly anticipate an upgrade on the debt—or at a minimum, to maintain the same rating. Nonetheless, we arranged over $3 billion of backstop financing. This was an amount not easily managed by others in this environment, and as a result it provided us a competitive advantage.
The equity requirement is approximately $5 billion to close this deal, and this is once again where our franchise excelled. We committed to issue over $900 million of Brookfield Infrastructure Corporation shares (our listed
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infrastructure entity) as part of payment proceeds to shareholders of Triton; $2.5 billion will be funded by our private Infrastructure fund; and the balance is being offered to our clients as a co-investment. We are confident that this capital will be well subscribed by closing, but in the event it is not, we have ample backstop capacity until we find a permanent home for it. No other investment manager has access to these varied forms of capital on its own.
CDK Global
Last year we acquired CDK Global by taking a listed company private. CDK Global is a software business with a very large market share in providing its services to automobile dealerships. The company had been struggling with its operations and we believed that we could restore the profit margins to where they had been historically, while enhancing service and operating the business better.
The total purchase price was $8.3 billion, which was too large for both our private equity fund and Brookfield Business Partners, our listed private equity entity. To enable our two investment entities to complete the transaction, we agreed that Brookfield Corporation would backstop the balance of the capital.
The transaction was funded with approximately $4.8 billion of debt and $3.5 billion of equity across our private fund and co‑investors. This co-investment included Brookfield Corporation initially acquiring nearly $1 billion of equity, which is expected shortly to be fully syndicated to clients; an opportunity which could not have been provided to them without our support.
INFRASTRUCTURE, RENEWABLES, TRANSITION AND PRIVATE CREDIT ARE PROVIDING RESILIENCE AND GROWTH
Over the past 20 years, we have methodically widened our investment strategies to diversify our business. Our original business of private equity is very important to us and still growing, but now it is actually our smallest business. Real estate, which once was originally most of our asset management business, is today just one of six backbones of our investment business. We have achieved this by adding market leading businesses in Infrastructure, Renewables, Transition and Private Credit over the years, and each of these businesses continue to grow larger while we look for our next areas of growth.
Our infrastructure business was born out of our roots in the commodities business, where we built vast roads, pipelines, and related infrastructure in order to be able to sell commodities. Twenty-five years later, we have a dominant franchise and have become the largest private investor in infrastructure globally. Our business today is broad and vast and at over $160 billion in scale is getting bigger, with approximately $20 billion of equity invested or committed to some incredible deals in the last twelve months. Our multiple sources of capital make us different and combined with our operating platforms we have been able to earn excellent long-term returns for our investors, all the while diversifying into new forms of infrastructure with the large tailwinds of decarbonization, deglobalization and digitalization.
Our over $75 billion renewables business started from our industrial business roots and for years we built and acquired hydro (water-powered) plants globally to become one of the largest private owners of water-powered power plants. This is a great business as we enjoy approximately 70% margins because there are no input costs. Fortunately, this also enabled us to be at the forefront of both the wind and solar businesses as each became economic without subsidies over the past 10 years. And now with a global push to remove carbon from electricity generation, we find ourselves at the heart of one of the most exciting transitions taking place in the world. As one of the largest owners of renewables globally and with vast operating and technical teams to build and operate all forms of renewables, we have room to grow for decades ahead.
Four years ago, given our renewables knowledge, we recognized that the world was also pivoting towards decarbonizing all industry, so we decided to aggressively push towards transition investing. This allowed us to create a global leading Transition fund business. This culminated two years ago in us raising a $15 billion inaugural Transition fund, and we have now invested most of that capital. We are now back in the market with our next fund, which should be larger. This business did not exist five years ago, and now it has the potential to be one of our largest businesses as the world continues to grasp how to fund the transition to less carbon.
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Finally, we added private credit to our franchise over the past 15 years, including a major thrust via acquisition in 2019. This enabled us to diversify our franchise, make it more resilient, and allow us to be more countercyclical. This pivot of our investment strategies to private credit has also been facilitated by the banks decreasing their corporate, real estate and buyout lending activities. We are increasingly providing loans into the buyout and new origination market. This is allowing us to take our franchise to the next level of growth, with the latest banking issues only increasing the needs of borrowers for capital from groups like us.
We continue to look for new investment verticals to add to Brookfield in order to diversify our resources, provide innovative ways for our clients and partners to invest, and make us a better company.
THE REAL, REAL ESTATE STORY - A TALE OF TWO CITIES
Real estate is the largest business in the world. As a result, people spend a disproportionate amount of time trying to understand how it affects them and their investments. Its vast size and reach in turn leads to the belief or worry in each market downturn that real estate will bring significant stress to banks and investors.
The first point to note is that many parts of the real estate market are doing very well today—including hotels, industrial properties, high-quality retail, premier office and multifamily residential. At the same time, vacancies are occurring in the traditional commodity office business, largely an issue only in the United States.
We have been investing successfully in real estate around the world for many decades. Our team of almost 30,000 operating people in 30 countries, operating over 7,000 properties in every sector of real estate, gives us a unique and powerful vantage point. We use the on-the-ground data from our operations around the world to form objective views on individual properties and the broader real estate markets.
The data we see increasingly show real estate fundamentals as a tale of two cities. As with nearly every cycle we have seen previously, the highest-quality properties continue to perform well while traditional commodity properties in secondary markets or locations underperform.
Premier Office Leasing is Strong
The types of office assets that are in demand from companies seeking the benefits of in-person collaboration are evolving. Companies want office premises that provide them with options to create spaces that foster collaboration, creativity, and community among workers. This means that new modern premier office locations have never been in higher demand, while commodity office buildings in secondary locations are increasingly becoming functionally obsolete. This further drives the bifurcation in performance between premier office and commodity real estate and in our view, premier buildings are now in a category of their own and should no longer be compared to traditional commodity office properties.
We have always focused on owning premier real estate in the best locations, which is why 95% of our office portfolio is either trophy or Class A office space that continues to vastly outperform the broader market. To illustrate, we had nearly 5% same-store NOI growth last year.
We have many examples of this in our portfolio. At our soon-to-be-completed Two Manhattan West property in New York, we recently signed over one million square feet of leases at rents 35% above those at One Manhattan West, which was fully leased prior to the onset of the pandemic. At another of our prime office buildings in Manhattan, we are actively signing leases at over $200 per square foot to high-quality tenants—and in London, we recently signed leases at over £90 per square foot in a new office tower, which is a new high watermark for this submarket. Another example is our recently completed construction of the highest-quality building in Dubai that is now 100% leased, with rents almost double what we had projected.
Valuations are More Nuanced Than is Broadly Understood
All property investments are fundamentally affected by interest rates. But the impact on values of an increase or decrease in interest rates is much more nuanced than a simple headline can explain.
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There are three basic inputs that go into a real estate valuation: the discount rate or unlevered return that an investor expects to earn, the terminal capitalization rate which determines the sale value of the asset and the cash flows that an investor expects to earn during their period of ownership. These cash flows and the expected sale price are discounted back to arrive at today’s valuation and the “going in” capitalization rate is merely an outcome of this process, not a relevant number always, in itself.
When interest rates rise (or fall), investors typically demand a higher (or lower) unlevered return, which is reflected as a higher (or lower) discount rate. However, this relationship is not linear. For example, in 2021 when we saw interest rates decline by 300 bps, discount rates probably only declined by 50 or 60 bps. This is due to investors expecting rates to not remain at close to zero for a long period of time. Similarly, over the past year, as long-term interest rates rose by 300 bps, discount rates likely moved up, but not more than maybe 50 to 75 bps, to settle back to where they were, not dissimilar to before the pandemic.
But that’s not the full story—the rapid rise in interest rates over the past twelve months was due to the Federal Reserve’s response to a dramatic spike in inflation. High-quality real estate is considered a good hedge against inflation as it is typically able to increase its income in line with (or sometimes in excess of) inflation. This has happened a lot in premier office properties. As a result, valuations are now discounting higher cash flows than they were a year ago, which offset the impacts of higher discount rates and supports real estate values.
And with the cost of constructing a new building now up to 40% higher than it was just two years ago, the replacement cost of prime assets is materially higher and the pipeline for new buildings limited. This is very positive for the value of existing prime assets in the longer term.
Interest Costs on Real Estate Have Not Increased as Much as it Appears
With respect to the cost of the financing of real estate, it is also worth remembering that much of the real estate in the United States is financed with fixed rate mortgages, and for those, the interest cost is largely the same today as it was a year ago. Further, not many mortgages were financed in the period when rates were extremely low—and therefore, despite rates that today are much higher than they were 18 months ago, the rates coming due on mortgages are in many cases similar to those that are expiring.
Of course, not every property in our portfolio has been unaffected by recent market volatility. When you own 7,000 properties, it is impossible not to make a few mistakes. But we have always prided ourselves on being an extremely responsible borrower, and our reputation in the capital markets sets us apart. We work closely with our lenders to resolve problems that occur, and these tend to come from smaller assets (relative to the size of our business), many of which were acquired as part of a larger portfolio.
To protect against these inevitable errors and ensure they always remain small mistakes, we have always had a policy of financing each asset on a stand-alone, non-recourse basis, which means that any issues with a specific property do not affect any of our other properties or businesses. A few such issues have recently arisen in our portfolio in Los Angeles and Washington DC, given the specific market stress in those cities, but they are discrete to those assets and not material to our overall real estate business—let alone to Brookfield as a whole.
We have also been careful to ladder our debt maturities in our property business to ensure we never have a large amount of debt coming due at any one time. We took advantage of very strong debt capital markets over the past couple of years and executed over $12 billion of U.S. office financings since March 2020. As a result, we have minimal debt maturing this year.
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Opportunities are Coming for the Strong
We have invested successfully through many cycles, and our deep resources mean that we will be able to capitalize on the investment opportunities that will inevitably present themselves during this cycle. We are readying ourselves for that.
CLOSING
Thank you for your interest in Brookfield and please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share.
Sincerely,
Bruce Flatt
Chief Executive Officer
May 11, 2023

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bn.brookfield.com/reports-filings.
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MANAGEMENT’S
DISCUSSION AND ANALYSIS

ORGANIZATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Infrastructure	38
Overview	13	Private Equity	40
PART 2 – REVIEW OF CONSOLIDATED		Real Estate	42
FINANCIAL RESULTS		Corporate Activities	44
Overview	16	PART 4 – CAPITALIZATION AND LIQUIDITY
Income Statement Analysis	17	Capitalization	45
Balance Sheet Analysis	22	Liquidity	49
Foreign Currency Translation	25	Review of Consolidated Statement of Cash Flows	52
Corporate Dividends	26	PART 5 – ACCOUNTING POLICIES AND INTERNAL
Summary of Quarterly Results	27	CONTROLS
PART 3 – OPERATING SEGMENT RESULTS		Accounting Policies, Estimates and Judgments	53
Basis of Presentation	29	Management Representations and Internal
Summary of Results by Operating Segment	30	Controls	54
Asset Management	31	GLOSSARY OF TERMS	55
Renewable Power and Transition	36
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our asset management, insurance solutions and operating businesses. Our “operating businesses” include Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, Brookfield Asset Management ULC, which is included in our Asset Management segment, and issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the real estate funds, transition funds, infrastructure funds and private equity funds of our asset management business. Our other businesses include our corporate activities.
Please refer to the Glossary of Terms beginning on page 55 which defines our key performance measures that we use to measure our business.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the company referred to herein are not incorporated by reference unless explicitly stated otherwise.
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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflects management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information contained in this Report. The statements and information involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, renewable power and transition, infrastructure, private equity, real estate and other alternatives, including credit; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, including in “Part 6 – Business Environment and Risks” of our Annual Report available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.
STATEMENT REGARDING USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 55 for all non-IFRS measures.
12    BROOKFIELD CORPORATION

PART 1
OUR BUSINESS AND STRATEGY
OVERVIEW
Our objective is to compound capital, delivering 15%+ annual returns to shareholders over the long-term. With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate stable, growing cash flows and attractive long-term total returns. Today, our capital is invested across our Asset Management, Insurance Solutions, and our Operating Businesses, which generate $5 billion of free cash flow annually and continue to grow.
Our capital is invested across businesses that help form the backbone of the global economy. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted and growing revenue streams, and high cash margins. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles. On their own, each of our market leading businesses have a strong growth profile but together they generate synergies which significantly enhance their growth.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. By leveraging the global reach and expertise of our asset management business, our goal is to identify new investment opportunities that provide strategic value for overall Brookfield and the potential for attractive returns over the long-term.
Our conservatively capitalized balance sheet provides downside protection and our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound environmental, social and governance (“ESG”) principles are integral to building resilient businesses and creating long-term value for our investors and other stakeholders. As a result, we embed these principles into all our activities, including our investment process, and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.
✓    Investment Focus
    We invest in a global and diverse portfolio of high-quality assets and businesses that are predominantly long-term or perpetual in nature and have the following attributes:
•stable, largely contracted or inflation-linked, and growing revenues
•ability to drive outsized financial returns through operational excellence
•highly cash-generative
•high barriers to entry with a market leading position
•offer continuous deployment opportunities
✓    Focused Investment Strategies
    We invest where we can bring our competitive advantages to bear, leveraging our global presence and reputation, the synergies of our businesses, and access to large-scale, flexible capital.
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✓    Proven Capital Allocator
    We are a value investor with a strong track record of allocating our capital to generate meaningful compound returns over the long term.
✓    Disciplined Financing Approach
    We employ leverage1 in a prudent manner to enhance returns while preserving capital throughout business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 6% of the total leverage reported in our consolidated financial statements has recourse to the Corporation.
✓    Sustainability
We are committed to ensuring that the assets and businesses in which we invest are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.
We calculate the value of Brookfield Corporation as the capital we have in our three businesses—Asset Management, Insurance Solutions, and Operating Businesses. Our financial returns are represented by capital appreciation and distributions from our businesses. The primary performance measure that we use to evaluate the performance of our business is distributable earnings (“DE”)1.
ASSET MANAGEMENT
Our asset management business is one of the world’s leading alternative asset managers, with over $825 billion of assets under management (“AUM”)1 as at March 31, 2023 across infrastructure, renewable power and transition, real estate, private equity and credit. The business invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. The business draws on our heritage as an owner and operator to invest for value and generate strong returns for clients, across economic cycles.
Within each investment vertical, our business manages capital in a variety of products that broadly fall into one of three categories: i) long-term private funds, ii) perpetual strategies and iii) liquid strategies1. Products within these three strategies have similar base management fee1 and carried interest1 or performance fee1 drivers.
Our capital in this business is via our 75% ownership interest in Brookfield Asset Management ULC (“BAM”)1 for which we receive quarterly distributions, as well as our direct investments into and alongside private funds managed by BAM. Our direct investments are primarily comprised of capital invested in flagship real estate private funds which own high-quality assets and portfolios with operational upside (“LP Investments”) across office, retail, multifamily, logistics, hospitality, triple net lease, self-storage, student housing and manufactured housing sectors. We also invest directly in certain private equity funds.
INSURANCE SOLUTIONS
Our insurance solutions business, via our investment in Brookfield Reinsurance Ltd. (“BNRE”)1, is a leading financial services business providing capital-based solutions to the insurance industry, offering a broad range of insurance products and services to individuals and institutions. Through operating subsidiaries, the business provides annuity-based reinsurance products to insurance and reinsurance companies and acts as a direct issuer of pension risk transfer products for pension plan sponsors. In doing so, the business seeks to match long-duration liabilities with a portfolio of high-quality investments in order to generate attractive, risk-adjusted returns.

1.See definition in Glossary of Terms beginning on page 55.
14    BROOKFIELD CORPORATION

As of March 31, 2023, our business has $4 billion of equity capital and approximately $45 billion of assets with annualized DE of $700 million. The goal of our insurance solutions business is to create one of the world’s leading platforms for insurance solutions. It is expected that the capital base of this business will be vastly greater in the future, achieved through internal growth as well as through the addition of new capital from the Corporation and other business partners.
Our asset management business acts as the investment manager of most of the assets of our insurance solutions business.
OPERATING BUSINESSES
We have approximately $45 billion of capital in our operating businesses as a result of our history as an owner and operator of real assets. This capital generates attractive financial returns and provides important financial stability and flexibility to the Corporation.
Renewable Power and Transition, Infrastructure, and Private Equity
Our investments in Renewable Power and Transition, Infrastructure, and Private Equity serve as publicly listed permanent capital vehicles that also act as our primary vehicles for making commitments to the flagship private funds of our asset management business, providing them each with a very strong pipeline for growth. Each of these businesses share key characteristics—highly diversified by sector and geography, generating stable and often inflation-linked revenue streams, high cash margins, market leading positions, high barriers to entry and opportunities to invest additional capital to enhance returns—all of which enable us to generate very attractive risk-adjusted returns on our capital.
Our renewable power and transition business owns diverse and high-quality assets across multiple continents and technologies including hydroelectric, wind, utility-scale solar, and distributed energy and sustainable solutions investments. Our capital in this business is primarily via our 48% ownership interest in Brookfield Renewable Partners (“BEP”)1 for which we receive quarterly distributions. We also enter into energy contracts, which are our contractual arrangements with BEP to purchase power generated by certain North American hydro assets at a fixed price that is then resold on a contracted or uncontracted basis.
Our infrastructure business is one of the world’s largest infrastructure investors and owns and operates assets across the transport, data, utilities, and midstream sectors. Our capital in this business is via our 27% ownership interest in Brookfield Infrastructure Partners (“BIP”)1 for which we receive quarterly distributions.
Our private equity business is a leading private equity investor with a focus on owning and operating businesses that provide essential products and services in the business services and industrials sectors. Our capital in this business is via our 65% ownership interest in Brookfield Business Partners (“BBU”)1.
Real Estate
Our real estate business is a diversified global real estate portfolio that owns and operates one of the largest portfolios of office, retail, and multifamily residential assets.
Our capital in this business is via our 100% ownership stake in Brookfield Property Group (“BPG”)1, which today consists of an irreplaceable portfolio of trophy mixed-use precincts in global gateway cities (“Core”), and a portfolio designed to maximize returns through a development or buy-fix-sell strategy (“Transitional & Development), of which $3 billion includes our capital invested in our North American residential business.
Our investment in the real estate business offers a diverse and high-quality portfolio of real estate assets in some of the best locations around the world with a history of outperforming over very long periods of time and through economic cycles.
Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.

1.See definition in Glossary of Terms beginning on page 55.
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PART 2
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS. Starting on page 53 of our 2022 annual report, we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS used to determine whether or not an investment should be consolidated. Our fair value accounting process and application of the control-based model under IFRS in the period were consistent with those referenced in our 2022 annual report.
OVERVIEW
In the current quarter, net income was supported by growth within our asset management franchise on the back of good fundraising momentum, strong investment performance and capital redeployment within our insurance solutions business, and the stable and resilient recurring cash flows of our operating businesses.
Net income was $424 million in the current quarter, with $120 million attributable to common shareholders ($0.05 per share) and the remaining income attributable to non-controlling interests.
The $2.5 billion decrease in consolidated net income and the $1.2 billion decrease in net income attributable to common shareholders was primarily attributable to:
•contributions from acquisitions, net of dispositions, over the last twelve months, mostly in our Private Equity and Infrastructure segments; and
•same-store1 growth across our operations, primarily from strong pricing and inflation-linked revenues across our Renewable Power and Transition and Infrastructure segments; more than offset by
•a decrease in fair value changes of $1.7 billion, primarily related to investment properties, as the prior year quarter benefitted from uplifts on our U.S. logistics portfolio;
•an increase in interest expense of $1.5 billion, of which $483 million related to incremental debt from recent acquisitions, $309 million from asset-level upfinancings, $19 million resulting from corporate debt issuances, and $664 million due to higher rates on variable rate debt obligations;
•a decrease in equity accounted income of $414 million from one-time fair value gains within our Transitional and Development and LP Investments properties recorded in the prior year; and
•higher depreciation and amortization expense primarily as a result of recently completed acquisitions in our Private Equity and Infrastructure segments.
Our consolidated balance sheet increased as a result of assets acquired, net of liabilities. Further increases relate to net valuation gains on our investment properties within our Real Estate business and the direct investments we have made in private funds managed by our asset management business, and revaluations of property, plant and equipment (“PP&E”) primarily within our Renewable Power and Transition segment. These increases were partially offset by the partial disposition during the quarter of a U.S. hydroelectric portfolio within our Renewable Power and Transition segment.

1.See definition in Glossary of Terms beginning on page 55.
16    BROOKFIELD CORPORATION

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three months ended March 31, 2023 and 2022:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2023	2022	Change
Revenues	$23,297	$21,882	$1,415
Direct costs[1]	(19,820)	(18,695)	(1,125)
Other income and gains	381	29	352
Equity accounted income	429	843	(414)
Expenses
Interest	(3,613)	(2,138)	(1,475)
Corporate costs	(14)	(33)	19
Fair value changes	38	1,780	(1,742)
Income tax expense	(274)	(708)	434
Net income	424	2,960	(2,536)
Non-controlling interests	(304)	(1,601)	1,297
Net income attributable to shareholders	$120	$1,359	$(1,239)
Net income per share	$0.05	$0.81	$(0.76)
1.Direct costs include $2.2 billion of depreciation and amortization expense for the three month ended March 31, 2023 (2022 - $1.8 billion).

Three Months Ended March 31
Revenues for the quarter were $23.3 billion, an increase of $1.4 billion or 6% compared to the first quarter of 2022, primarily due to higher same-store results and the impact of recent acquisitions, net of asset sales, including:
•contributions from our Infrastructure segment as a result of inflation indexation and organic growth;
•higher revenue from our Private Equity segment as a result of price increases and higher volumes at our advanced energy storage operations;
•growth of our Renewable Power and Transition business due to stronger hydroelectric generation across our portfolio, higher realized pricing, and inflation indexation on contracts within our business; and
•revenues from acquisitions during the last twelve months, net of the impact of dispositions; partially offset by
•lower volumes and unfavorable foreign exchange rates at our road fuels operations.
A discussion of the impact on revenues and net income from recent acquisitions and dispositions can be found on page 18.
Direct costs increased by 6% or $1.1 billion primarily due to:
•incremental costs associated with organic growth initiatives; and
•higher direct costs related to recent acquisitions, net of dispositions; partially offset by
•cost saving initiatives across our businesses.
Equity accounted income decreased by $414 million mainly due to lower values of investments held within our insurance solutions business and decreases in the value of certain investment properties.
Interest expense of $3.6 billion increased by $1.5 billion compared to the first quarter of 2022 primarily due to additional borrowings associated with acquisitions and upfinancings, corporate debt issuances, as well as higher interest rates on floating rate debt, partially offset by the impact of dispositions.
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We recorded fair value gains of $38 million compared to $1.8 billion in the prior year quarter. Valuation increases were driven by our investment properties as a result of improved occupancy rates in certain mixed-use properties as well as gains upon closing of a South Korea logistics portfolio purchased in 2020. These were partially offset by transaction and acquisition related expenses mostly in our Private Equity, Renewable Power and Transition, and Infrastructure segments, and mark-to-market fair value changes on financial assets within our Infrastructure segment. Refer to pages 19 to 21 for a discussion on fair value changes.
We recorded an income tax expense of $274 million for the quarter compared to $708 million in the prior year quarter mainly due to lower taxable income versus the comparative period.
SIGNIFICANT ACQUISITIONS AND DISPOSITIONS
We have summarized below the impact of recent significant acquisitions and dispositions since January 1, 2022 on our results for the three months ended March 31, 2023:

	Acquisitions		Dispositions
FOR THE THREE MONTHS ENDED MAR. 31, 2023 (MILLIONS)	Revenue	Net Income (Loss)	Revenue	Net (Income) Loss
Renewable Power and Transition	$45	$1	$(1)	$(1)
Infrastructure	624	35	(26)	(23)
Private Equity	4,815	(210)	(43)	9
Real Estate	300	213	(142)	(143)
	$5,784	$39	$(212)	$(158)
ACQUISITIONS
Acquisitions over the past year contributed incremental revenues and net income of $5.8 billion and $39 million, respectively, in the current quarter.
Renewable Power and Transition
Within our Renewable Power and Transition segment, recent acquisitions contributed to incremental revenues of $45 million and $1 million of net income. These contributions were primarily due to the acquisitions of a wind, solar and storage development platform and a distributed generation platform in the U.S. in the second half of 2022.
Infrastructure
Recent acquisitions contributed incremental revenues of $624 million and net income of $35 million. These contributions were primarily from our residential infrastructure business operating in North America and Europe, which was acquired in the current quarter.
Private Equity
Within our Private Equity segment, recent acquisitions contributed incremental revenues of $4.8 billion and a net loss of $210 million. These contributions were primarily from the acquisitions of our dealer software and technology services operations in the third quarter of 2022, and our lottery services operations in the second quarter of 2022.
Real Estate
Recent acquisitions contributed incremental revenues of $300 million and net income of $213 million. These contributions were primarily from the acquisition of a private REIT comprising of 23 luxury hotels across the U.S. made through our Brookfield Strategic Real Estate Partners IV fund (“BSREP IV”)1.

1.See definition in Glossary of Terms beginning on page 55.
18    BROOKFIELD CORPORATION

DISPOSITIONS
Recent asset sales reduced revenues and net income by $212 million and $158 million, respectively, in the current quarter. The transaction that most significantly impacted our results was the disposition of our U.K. student housing portfolio within our Real Estate segment in the fourth quarter of 2022.
FAIR VALUE CHANGES
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2023	2022	Change
Investment properties	$554	$1,846	$(1,292)
Transaction related expenses, net of income	(334)	(73)	(261)
Financial contracts	83	16	67
Impairment and provisions	(59)	(17)	(42)
Other fair value changes	(206)	8	(214)
Total fair value changes	$38	$1,780	$(1,742)
INVESTMENT PROPERTIES
Investment properties are recorded at fair value with changes recorded in net income. We present the investment properties based on our strategy to maintain an irreplaceable portfolio of trophy mixed-use precincts in global gateway cities (“Core”), maximize returns through a development or buy-fix-sell strategy (“Transitional and Development”), or recycle capital from the private funds of our asset management business (“LP Investments”).
The following table disaggregates investment property fair value changes by asset type:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2023	2022	Change
Core	$(1)	$147	$(148)
Transitional and Development[1]	(239)	41	(280)
LP Investments and Other[1]	794	1,658	(864)
	$554	$1,846	$(1,292)
1.Valuation losses on residential assets in the first quarter of 2022 of $5 million were reclassified from LP Investments and Other to Transitional and Development as a result of the inclusion of the North American and Australian Residential operations into the Real Estate segment beginning in the fourth quarter of 2022.
We discuss the key valuation inputs of our investment properties beginning on page 53.
Core
Valuation decreases of $1 million are mainly due to an external appraisal received, mostly offset by higher cashflows from the roll-forward of our valuation models across the portfolio.
Valuations increases of $147 million in the prior year quarter were primarily due to changes in market rent assumptions on certain U.S. office assets and higher cash flows in our retail assets.
Transitional and Development
Valuation decreases of $239 million primarily related to the one-time impact of incremental tax on certain properties and the lower value of certain U.S. office assets due to recent bids received.
Valuation increases of $41 million in the prior year quarter were primarily related to higher cash flows in certain retail assets, partially offset by losses at certain office assets due to updated leasing assumptions.
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LP Investments and Other
Valuation increases of $794 million primarily relate to fair value uplifts in our Shanghai mixed-use portfolio primarily due to higher occupancy rates. Gains were also recorded upon closing in the first quarter of 2023 of the acquisition of a South Korea Logistics portfolio that we agreed to purchase in 2020. These were partially offset by lower valuations of certain U.S. office assets due to updated leasing assumptions.
In the prior year quarter, valuation increases of $1.7 billion were primarily due to capitalization rate compression at our U.S. manufactured housing portfolio, valuation gains in our U.S. logistics portfolio due to development milestones and higher market rents, higher valuations at our Australian senior living portfolio as a result of an increase in unit prices, and fair value uplifts at our U.K. student housing portfolio to reflect market comparables.
Transaction Related Expenses, Net of Income
Transaction related expenses, net of income, totaled $334 million for the quarter. This amount includes transaction related expenses, net of income and also includes transaction, restructuring, and other costs incurred on acquired assets and businesses across our segments.
The prior year quarter transaction related expenses, net of income, of $73 million was primarily due to restructuring costs incurred within our Private Equity segment, as well as transaction costs associated with the step-up acquisition of our German office portfolio within our LP Investments.
Financial Contracts
Financial contracts include mark-to-market gains and losses related to foreign currency, interest rate and pricing exposures that are not designated as hedges.
Financial contracts drove a $83 million increase in fair value changes for the quarter, primarily attributable to positive mark-to-market movement on short term-financial contracts that relate to hedges of power prices in most of our major markets in our Renewable Power and Transition segment. This gain is partially offset by mark-to-market losses on interest rate caps and swaps on an office asset in Belgium and our U.S. manufactured housing assets.
The gain of $16 million in the prior year quarter is mainly attributable to mark-to-market gains on interest rate swaps within our Real Estate business, partially offset by the mark-to-market movement on short-term financial contracts that hedge power prices in our Renewable Power and Transition segment.
Impairment and Provisions
Impairment and provisions expense of $59 million in the quarter is primarily related to goodwill impairment due to the sale of the Sofia Hotel and a tax provision for a recent tax reassessment in Australia totaling $21 million.
Impairment and provisions expense for the prior year quarter of $17 million is mainly related to legal provisions in our Real Estate segment.
Other Fair Value Changes
The decrease in other fair value changes of $206 million in the quarter mainly relate to mark-to-market fair value changes on financial assets within our Infrastructure segment as well as acquisition related costs in our Renewable Power and Transition and Infrastructure segments. These were partially offset by a gain on debt extinguishment related to the restructuring of our offshore oil services operations in our Private Equity segment, and mark-to-market fair value changes on redeemable units associated with the valuation of certain U.S. office assets.
The increase in other fair value changes of $8 million in the prior year quarter related to one-time items across our segments.
20    BROOKFIELD CORPORATION

INCOME TAXES
We recorded an aggregate income tax expense of $274 million in the quarter (2022 – $708 million), including current tax expenses of $366 million (2022 – $283 million) and deferred tax recovery of $92 million (2022 – expense of $425 million).
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

FOR THE THREE MONTHS ENDED MAR. 31	2023	2022	Change
Statutory income tax rate	26%	26%	—%
(Reduction) increase in rate resulting from:
Portion of gains subject to different tax rates	(2)	(1)	(1)
Taxable income attributed to non-controlling interests	1	(8)	9
International operations subject to different tax rates	1	1	—
Recognition of deferred tax assets	(5)	—	(5)
Non-recognition of the benefit of current year tax losses	10	1	9
Non-deductible expenses	4	—	4
Other	4	—	4
Effective income tax rate	39%	19%	20%
We operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates increased our effective tax rate by 1% this quarter. The difference will vary from period to period depending on the relative proportion of income earned in each country.
Many of our operations are held in partially owned “flow-through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include income attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of the associated tax provision of these entities. In other words, we are consolidating all the net income, but only our share of the associated tax provision. This increased our effective tax rate by 1% in the current quarter.
This quarter, we recorded a deferred tax recovery related to the outside basis difference on one of our equity accounted investments, which reduced our effective tax rate by 5%. In addition, some of our operations generated tax losses for which the benefit was not recognized, and certain expenses incurred were not deductible for tax purposes, resulting in an increase to the effective tax rate of 10% and 4%, respectively. The remaining 4% increase to the effective tax rate is due to withholding taxes paid in the quarter.
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BALANCE SHEET ANALYSIS
The following table summarizes the statements of financial position of the company as at March 31, 2023, and December 31, 2022:

AS AT MAR. 31, 2023 AND DEC. 31, 2022 (MILLIONS)	2023	2022	Change
Assets
Property, plant and equipment	$125,390	$124,268	$1,122
Investment properties	118,547	115,100	3,447
Equity accounted investments	51,102	47,094	4,008
Cash and cash equivalents	13,049	14,396	(1,347)
Accounts receivable and other	27,809	27,378	431
Intangible assets	41,622	38,411	3,211
Goodwill	31,629	28,662	2,967
Other assets	47,594	45,975	1,619
Total assets	$456,742	$441,284	$15,458
Liabilities
Corporate borrowings	$12,367	$11,390	$977
Non-recourse borrowings of managed entities	210,460	202,684	7,776
Other non-current financial liabilities	27,469	27,679	(210)
Other liabilities	59,532	57,640	1,892
Equity
Preferred equity	4,103	4,145	(42)
Non-controlling interests	102,851	98,138	4,713
Common equity	39,960	39,608	352
Total equity	146,914	141,891	5,023
	$456,742	$441,284	$15,458
March 31, 2023 vs. December 31, 2022
Total assets increased by $15.5 billion since December 31, 2022 to $456.7 billion as at March 31, 2023. The increase is due to recently completed business combinations and asset acquisitions, net of dispositions, mostly in our Infrastructure segment. Net valuation increases recognized on our investment properties during the quarter also contributed to the increase in total assets. This was partially offset by amortization and depreciation of our asset base during the quarter.
PP&E increased by $1.1 billion primarily as a result of:
•additions of $2.3 billion, which includes acquisitions of a provider of on-site office solutions through the modular building leasing services operations in our Private Equity segment and German telecommunication towers business within our Infrastructure segment; and
•the impact of foreign currency translation of $800 million; partially offset by
•depreciation of $1.5 billion during the quarter; and
•dispositions and assets reclassified as held for sale of $461 million.
We provide a continuity of PP&E in Note 10 of the consolidated financial statements.

22    BROOKFIELD CORPORATION

Investment properties predominantly consist of the company’s Real Estate assets. The balance as at March 31, 2023 increased by $3.4 billion from December 31, 2022, mostly due to:
•acquisitions and additions of $2.7 billion, primarily associated with the acquisition of the South Korean logistics portfolio in our LP investments;
•net valuation increases of $554 million, mainly of our LP Investments; and
•the impact of foreign currency translation and other of $243 million; partially offset by
•asset sales and reclassifications to assets held for sale of $117 million.
We provide a continuity of investment properties in Note 9 of the consolidated financial statements.
Equity accounted investments increased by $4.0 billion in the current quarter to $51.1 billion due to:
•additions, net of disposals, and acquisitions of $4.1 billion;
•our proportionate share of comprehensive income of $304 million; and
•the impact of foreign currency translation and other items of $149 million; partially offset by
•distributions and returns of capital received of $475 million.
We provide a continuity of equity accounted investments in Note 8 of the consolidated financial statements.
Cash and cash equivalents decreased by $1.3 billion. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
The increases of $3.2 billion and $3.0 billion in our intangible assets and goodwill balances, respectively, primarily relate to the acquisition of a residential infrastructure business operating in North America and Europe in our Infrastructure segment, partially offset by amortization expense across all the segments.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $1.6 billion is mainly a result of:
•an increase in other financial assets of $1.8 billion primarily due to the acquisition of a residential infrastructure business operating in North America and Europe in our Infrastructure segment; and
•an increase in deferred income tax assets of $185 million mainly due to lower taxable income earned during the quarter; partially offset by
•a decrease in assets held for sale of $407 million largely attributable to the dispositions of a hydroelectric portfolio in the U.S. within our Renewable Power and Transition segment and two hospitality assets and one mall in the U.S. in our LP Investments.
Corporate borrowings increased by $977 million primarily from the issuance of commercial paper during the quarter, partially offset by the full redemption of the Series 15 Preferred shares.
Non-recourse borrowings of managed entities increased by $7.8 billion, net of borrowings reclassified to held for sale, largely attributable to recent acquisitions in our Infrastructure segment and the impact of foreign exchange.
Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due after one year. The balance remained consistent with the prior year.
The increase of $1.9 billion in other liabilities was primarily due to increase in deferred income tax liabilities mainly as a result of acquisitions completed in the quarter primarily within our Infrastructure segment.
Q1 2023 Interim Report    23

EQUITY
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 – Capitalization and Liquidity.
COMMON EQUITY
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 (MILLIONS)
Common equity, beginning of period	$39,608
Changes in period
Net income attributable to shareholders	120
Common dividends	(110)
Preferred dividends	(41)
Other comprehensive income	195
Share repurchases, net of issuances	(276)
Ownership changes and other	464
352
Common equity, end of period	$39,960
Common equity increased by $352 million to $40.0 billion during the three month period ended March 31, 2023. The change includes:
•net income attributable to common shareholders of $120 million;
•other comprehensive income of $195 million, primarily due to foreign currency translation; partially offset by
•distributions of $151 million to shareholders as common and preferred share dividends;
•share repurchases, net of issuances, of $276 million, mainly related to the repurchase of 9 million Class A Limited Voting Shares (“Class A shares”) during the three months ended March 31, 2023; and
•ownership changes and other of $464 million which was primarily attributable to the increase in the value of our investment in BNRE as a result of the adoption of IFRS 17, Insurance Contracts (“IFRS 17”) during the period.
NON-CONTROLLING INTERESTS
Non-controlling interests in our consolidated results primarily consist of third-party interests in BAM, BEP, BIP, BBU, BPG and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT MAR. 31, 2023 AND DEC. 31, 2022 (MILLIONS)	2023	2022
Brookfield Asset Management	$2,398	$2,377
Brookfield Renewable	22,351	21,651
Brookfield Infrastructure	25,857	23,030
Brookfield Business Partners	14,383	16,026
Brookfield Property Group	30,012	29,321
Other participating interests	7,850	5,733
	$102,851	$98,138
Non-controlling interests increased by $4.7 billion during the quarter ended March 31, 2023, primarily due to:
•comprehensive income attributable to non-controlling interests, which totaled $148 million;
•ownership changes of $83 million; and
•equity issuances, net of distributions, of $4.5 billion.
24    BROOKFIELD CORPORATION

FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT MAR. 31, 2023 AND DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED MAR. 31	Period-End Spot Rate			Average Rate
	2023	2022	Change	2023	2022	Change
Australian dollar	0.6685	0.6813	(2)%	0.6836	0.7245	(6)%
Brazilian real[1]	5.0813	5.2165	3%	5.1975	5.2301	1%
British pound	1.2337	1.2083	2%	1.2155	1.3410	(9)%
Canadian dollar	0.7398	0.7382	—%	0.7396	0.7896	(6)%
Colombian peso[1]	4,663.3	4,852.5	4%	4,756.8	3,910.2	(18)%
Euro	1.0840	1.0705	1%	1.0732	1.1218	(4)%
1.Using Brazilian real and Colombian peso as the price currency.
Currency exchange rates relative to the U.S. dollar at the end of the current quarter were higher than December 31, 2022 for all of our significant non-U.S. dollar investments with the exception of the Australian dollar. As at March 31, 2023, our common equity of $40.0 billion was invested in the following currencies: U.S. dollars – 46% (December 31, 2022 – 48%); British pounds – 14% (December 31, 2022 – 15%); Canadian dollars – 8% (December 31, 2022 – 7%); Brazilian reais – 7% (December 31, 2022 – 7%); Australian dollars – 7% (December 31, 2022 – 7%); Euro – 7% (December 31, 2022 - 5%); Colombian pesos – 1% (December 31, 2022 – 1%); and other currencies – 10% (December 31, 2022 – 10%).
The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2023	2022	Change
Australian dollar	$(206)	$267	$(473)
Brazilian real	307	1,768	(1,461)
British pound	271	(418)	689
Canadian dollar	4	156	(152)
Colombian peso	187	352	(165)
Euro	248	(270)	518
Other	97	11	86
Total cumulative translation adjustments	908	1,866	(958)
Currency hedges[1]	(376)	(423)	47
Total cumulative translation adjustments net of currency hedges	$532	$1,443	$(911)
Attributable to:
Shareholders	$127	$347	$(220)
Non-controlling interests	405	1,096	(691)
	$532	$1,443	$(911)
1.Includes deferred income tax recovery of $4 million (2022 – $9 million).
The foreign currency translation of our equity, net of currency hedges, for the three months March 31, 2023 increased consolidated equity by $532 million, of which our share was $127 million. This was attributable to the higher rates at the end of the quarter versus year end across most currencies relative to the U.S. dollar.
We seek to hedge foreign currency exposure where the cost of doing so is reasonable. Due to the high historical costs associated with hedging the Brazilian real, Colombian peso and other emerging market currencies, hedge levels against those currencies were low as at March 31, 2023.
Q1 2023 Interim Report    25

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first three months of 2023, 2022 and 2021, are summarized in the following table.

	Distribution per Security
	2023	2022	2021
Class A and B1 Limited Voting Shares (“Class A and B shares”)	$0.07	$0.14	$0.13
Class A Preferred Shares
Series 2	0.21	0.08	0.08
Series 4	0.21	0.08	0.08
Series 8	—	0.12	0.12
Series 9	—	0.14	0.14
Series 13	0.21	0.08	0.08
Series 15[10]	—	0.03	0.03
Series 17	0.22	0.23	0.23
Series 18	0.22	0.23	0.23
Series 24	0.15	0.16	0.15
Series 25[2]	—	—	0.12
Series 26[3]	0.18	0.17	0.17
Series 28[4]	0.21	0.13	0.13
Series 30[8]	0.28	0.23	0.23
Series 32	0.23	0.25	0.25
Series 34	0.21	0.22	0.22
Series 36	0.22	0.24	0.24
Series 37	0.23	0.24	0.24
Series 38[5]	0.16	0.18	0.18
Series 40	0.19	0.20	0.20
Series 42[6]	0.15	0.16	0.16
Series 44	0.23	0.25	0.25
Series 46[7]	0.25	0.24	0.24
Series 48[9]	0.29	0.23	0.23
Series 51	0.26	—	—
Series 52	0.11	—	—
1.Class B Limited Voting Shares (“Class B shares”).
2.Dividend rate reset commenced the last day of each quarter. All Series 25 shares were converted into Series 24 on a one-for-one basis effective June 30, 2021.
3.Dividend rate reset commenced March 31, 2022.
4.Dividend rate reset commenced June 30, 2022.
5.Dividend rate reset commenced March 31, 2020.
6.Dividend rate reset commenced June 30, 2020.
7.Dividend rate reset commenced March 31, 2022.
8.Dividend rate reset commenced January 1, 2023.
9.Dividend rate reset commenced January 1, 2023.
10.All Series 15 shares were fully redeemed and cancelled as at March 31, 2023.
Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.
26    BROOKFIELD CORPORATION

SUMMARY OF QUARTERLY RESULTS
The quarterly variances in revenues over the past two years are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our Real Estate and Private Equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues, net income attributable to non-controlling interests and the global economic shutdown in 2021 and 2020.
Our Real Estate business typically generates consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our Infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our Private Equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. Within our infrastructure services, our nuclear technology services operations generates the majority of its revenue during the fall and spring when power plants go offline to perform maintenance and replenish their fuel. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our road fuels operation, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our condensed statements of operations for the eight most recent quarters are as follows:

	2023	2022				2021
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNT)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$23,297	$24,213	$23,418	$23,256	$21,882	$21,787	$19,248	$18,286
Net income	424	44	716	1,475	2,960	3,461	2,722	2,429
Net income (loss) to shareholders	120	(316)	423	590	1,359	1,118	797	816
Per share
– diluted	$0.05	$(0.23)	$0.24	$0.34	$0.81	$0.66	$0.47	$0.49
– basic	0.05	(0.23)	0.25	0.35	0.84	0.69	0.49	0.51

Q1 2023 Interim Report    27

The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2023	2022				2021
FOR THE PERIODS ENDED (MILLIONS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Fair value changes	$38	$(1,811)	$(549)	$(397)	$1,780	$1,980	$700	$377
Income taxes	(274)	(95)	(525)	(141)	(708)	(516)	(717)	(547)
Net impact	$(236)	$(1,906)	$(1,074)	$(538)	$1,072	$1,464	$(17)	$(170)
Over the last eight quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:
•In the first quarter of 2023, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment due to the impact of volume, partially offset by contributions from recent acquisitions and organic growth initiatives in our Infrastructure and Renewable Power and Transition segments. The increase in net income was primarily due to fair value decreases recorded on investment properties in the prior quarter.
•In the fourth quarter of 2022, revenues increased in comparison to the prior quarter mainly due to contributions from recent acquisitions across our operating segments, primarily in our Private Equity Segment. The lower net income in the quarter is primarily attributable to fair value decreases on our Transitional and Development properties within our Real Estate segment.
•In the third quarter of 2022, revenues increased compared to the prior quarter mainly due to contributions from recent acquisitions, primarily in our Private Equity segment. The lower net income in the quarter is primarily attributable to fair value decreases in our Transitional and Development properties in our Real Estate segment.
•In the second quarter of 2022, revenue increased compared to the prior quarter mainly due to contributions from recent acquisitions and same-store growth across our businesses. The lower net income in the quarter is primarily attributable to the one-time reduction in valuations of certain properties within our Real Estate segment.
•In the first quarter of 2022, revenues increased compared to the prior quarter mainly due to increased contributions from recent acquisitions and same-store growth across our businesses. The higher net income in the quarter is primarily attributable to increased valuations of our LP Investments, partially offset by higher income taxes.
•In the fourth quarter of 2021, revenues increased relative to the prior quarter due to increased contributions from recent acquisitions across our operating segments as well as same-store growth in most of our businesses. The higher net income in the quarter is primarily attributable to higher fair value gains in our Real Estate segment and lower income taxes, partially offset by lower gains from asset sale activities.
•In the third quarter of 2021, revenues increased in comparison to the prior quarter due to same-store growth in most of our businesses. The higher net income in the quarter is primarily attributable to higher fair value gains in our Real Estate segment partially offset by higher income taxes.
•In the second quarter of 2021, revenues increased in comparison to the prior quarter due to same-store growth in most of our businesses. The lower net income in the quarter as compared to the first quarter of 2021, is a result of lower fair value gains partially offset by asset sale activity within our Infrastructure segment.

28    BROOKFIELD CORPORATION

PART 3
OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
HOW WE MEASURE AND REPORT OUR OPERATING SEGMENTS
Our operations are organized into our asset management business, our four primary operating businesses and our corporate activities, which collectively represent six operating segments for internal and external reporting purposes. For our Asset Management segment, we measure operating performance primarily using DE1. To further assess operating performance for this segment, we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in the fair value of our private fund investment portfolios, net of realized carried interest1. Net operating income (“NOI”)1 is the key performance metric for our Real Estate segment, and Funds from Operations (“FFO”)1 is used for our other operating segments. We also provide the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital1 allocated to a particular business segment, which we use interchangeably with segment common equity.
Our operating segments are global in scope and are as follows:
i.Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”)1. We generate contractual base management fees for these activities as well as incentive distributions1 and performance income, including performance fees1, transaction fees and carried interest.
Operating Businesses
ii.Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets and distributed energy & sustainable solutions.
iii.Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
iv.Private Equity business includes a broad range of industries, and is mostly focused on the ownership and operation of business services, infrastructure services and industrial operations.
v.Real Estate business includes the ownership, operation and development of core investments, transitional and development investments (including residential development properties), and our share of LP investments, which sit within the private funds of our asset management business.
vi.Corporate Activities include the investment of cash and financial assets, our share of the investment in our insurance solutions business, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
In assessing operating performance and capital allocation, we separately identify the portion of DE, NOI, or FFO and common equity that relate to each segment, where applicable. We believe that identifying the key operating metrics attributable to each segment enables investors to understand how the results of these entities are integrated into our financial results and is helpful in analyzing variances between reporting periods. Additional information with respect to our listed affiliates (BEP, BIP, BBU) is available in their public filings. We also separately identify the components of realized carried interest, net1, and realized disposition gains1 included within the DE and FFO of each segment in order to facilitate analysis of variances between reporting periods.
1.See definition in Glossary of Terms beginning on page 55.
Q1 2023 Interim Report    29

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents DE, FFO, NOI and common equity by segment, where applicable, on a period-over-period basis for comparative purposes:

AS AT MAR. 31, 2023 AND DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	DE2			Operating FFO1,2 / NOI[1,2]			Common Equity
	2023	2022	Change	2023	2022	Change	2023	2022	Change
Asset Management	$628	$619	$9				$6,854	$6,884	$(30)
Renewable Power and Transition	70	64	6	$84	$65	$19	5,315	5,274	41
Infrastructure	84	77	7	132	115	17	2,649	2,784	(135)
Private Equity	34	28	6	181	223	(42)	4,844	4,486	358
Real Estate	345	503	(158)	1,157	1,101	56	32,205	31,868	337
Corporate Activities	(4)	(109)	105	11	(95)	106	(11,907)	(11,688)	(219)
Total segments	$1,157	$1,182	$(25)				$39,960	$39,608	$352
1.NOI is presented as the key performance metric for the Real Estate segment only. FFO is presented as the key performance metric for the Renewable Power and Transition, Infrastructure, Private Equity, and Real Estate segments.
2.See definition in Glossary of Terms beginning on page 55.
Total DE was $1.2 billion in the current quarter, consistent with the prior year quarter. Excluding the impact of the special distribution of a 25% interest in our asset management business, total DE increased by $98 million compared to $1.1 billion in the prior year quarter. The increase in DE excluding the impact of the special distribution is primarily a result of an increase in fee-related earnings1, and a higher contribution from our insurance solutions business compared to the prior period.
Asset Management DE excluding realized carried interest was $422 million in the current quarter, an increase of $54 million or 15% compared to the prior year quarter excluding the impact of the special distribution. The growth was supported by significant inflows across each of our flagship funds and capital deployed at our perpetual strategies, resulting in a $53 billion or 14% increase in fee-bearing capital1 over the prior year quarter.
Renewable Power and Transition’s Operating FFO increased by $19 million compared to the prior year quarter, primarily driven by contributions from organic growth initiatives, net of asset sales, strong hydrology in North and South America and favorable pricing from inflation indexation on our contracted generation, partly offset by weaker wind and solar resources.
Infrastructure’s Operating FFO increased by $17 million compared to the prior year quarter, primarily as a result of contributions from recent acquisitions, capital commissioned into the rate base, higher inflation-indexed revenues, and growth in same-store volume. This was partially offset by higher financing costs.
Private Equity’s Operating FFO decreased by $42 million. Strong performance at our dealer software and technology services operations and our lottery services operations were more than offset by impacts of the adoption of IFRS 17 at our residential mortgage insurer, distributions on preferred equity securities, as well as increased interest expense due to increased borrowing rates associated with recent acquisitions.
NOI from our Real Estate business increased by $56 million compared to the prior year quarter primarily as a result of growth in NOI of our Core retail assets, Transitional and Development retail and office businesses, and LP Investments in hospitality properties.
Common equity remained consistent with prior quarter at $40.0 billion, as comprehensive income was partially offset by the impact of distributions to common and preferred equity holders as well as the impact of the adoption of IFRS 17. Refer to Part 2 – Review of Consolidated Financial Results for details.

1.See definition in Glossary of Terms beginning on page 55.
30    BROOKFIELD CORPORATION

ASSET MANAGEMENT
FEE-BEARING CAPITAL
The following table summarizes fee-bearing capital:

AS AT MAR. 31, 2023 AND DEC. 31, 2022 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Liquid Strategies	Total 2023	Total 2022
Renewable Power and Transition	$27,727	$24,757	$—	$52,484	$47,218
Infrastructure	47,246	45,506	—	92,752	85,887
Private Equity	32,046	7,426	—	39,472	39,317
Real Estate	66,716	31,376	—	98,092	103,025
Credit and other	50,234	25,507	73,120	148,861	142,416
March 31, 2023	$223,969	$134,572	$73,120	$431,661	n/a
December 31, 2022	$218,857	$127,155	$71,851	n/a	$417,863
We have approximately $37 billion of additional committed capital that does not currently earn fees but will generate approximately $370 million in annual fees once deployed.
Fee-bearing capital increased by $13.8 billion during the quarter. The changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit and Other	Total
Balance, December 31, 2022	$47,218	$85,887	$39,317	$103,025	$142,416	$417,863
Inflows	1,876	3,944	1,477	1,433	9,350	18,080
Outflows	—	(6)	—	(132)	(4,614)	(4,752)
Distributions	(558)	(914)	(105)	(2,046)	(1,231)	(4,854)
Market valuation	3,965	2,460	(291)	(1,833)	2,285	6,586
Other	(17)	1,381	(926)	(2,355)	655	(1,262)
Change	5,266	6,865	155	(4,933)	6,445	13,798
Balance, March 31, 2023	$52,484	$92,752	$39,472	$98,092	$148,861	$431,661
Renewable Power and Transition fee-bearing capital increased by $5.3 billion, due to:
•$4.0 billion increase as a result of the higher market capitalization of BEP; and
•$1.9 billion of inflows largely driven by capital raised within our long-term private funds; partially offset by
•$558 million of distributions, including quarterly distributions paid to BEP’s unitholders.
Infrastructure fee-bearing capital increased by $6.9 billion, due to:
•$3.9 billion of inflows mainly related to capital raised for our fifth flagship infrastructure fund and our super-core infrastructure fund, as well as capital deployed in our infrastructure income fund; and
•$2.5 billion increase in market valuations as a result of the higher market valuations of BIP; partially offset by
•$914 million of distributions, primarily including quarterly distributions paid to BIP’s unitholders and distributions paid to limited partners across our long-term and perpetual private funds.
Q1 2023 Interim Report    31

Private Equity fee-bearing capital increased by $155 million, due to:
•$1.5 billion of inflows from capital raised for our sixth flagship private equity fund and capital raised and deployed in other strategies; partially offset by
•$926 million decrease in other movements, largely due to the expiration of the investment period of a legacy flagship fund; and
•$291 million decrease as a result of the lower market capitalization of BBU.
Real Estate fee-bearing capital decreased by $4.9 billion, due to:
•$2.4 billion decrease in other movements, largely due to the end of the investment period of one of our flagship funds;
•$2.0 billion of distributions across our perpetual strategies and capital returned to investors; and
•$1.8 billion decrease primarily due to lower valuations in our perpetual affiliate in the prior period; partially offset by
•$1.4 billion of inflows from capital deployed across various private funds.
Credit and Other fee-bearing capital increased by $6.4 billion, due to:
•$9.4 billion of inflows primarily as a result of capital deployed within our credit strategies and acquisitions within our insurance solutions business; and
•$2.3 billion of impact from higher market valuations, primarily from our liquid strategies; partially offset by
•$4.6 billion of outflows due to redemptions within our liquid strategies; and
•$1.2 billion of distributions within its long-term private funds.
CARRY ELIGIBLE CAPITAL
Carry eligible capital1 decreased by $4.9 billion during the quarter to $213.1 billion as at March 31, 2023 (December 31, 2022 – $218.1 billion). The decrease was primarily related to the end of the investment period of certain funds.
As at March 31, 2023, $148.1 billion of carry eligible capital was deployed (December 31, 2022 – $149.3 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There are currently $65.0 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (December 31, 2022 – $68.8 billion).
OPERATING RESULTS
DE from our asset management business includes fee-related earnings, net of corporate costs, and realized carried interest earned by us in respect of capital managed for our investors, excluding equity-based compensation costs. Fee-related earnings also include fees earned on the capital invested by us in the perpetual affiliates. This is representative of how we manage the business and measure the returns from our asset management activities.
To facilitate analysis, the following table disaggregates our Asset Management segment DE into distributable earnings from asset management business and realized carried interest, net, as these are the measures that we use to analyze the performance of this segment. We also analyze unrealized carried interest, net, to provide insight into the value our investments have created in the period.

1.See definition in Glossary of Terms beginning on page 55.
32    BROOKFIELD CORPORATION

We have provided additional detail, where referenced, to explain significant variances from the prior period.

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		DE
	Ref.	2023	2022
Distributable earnings from asset management business	i	$422	$491
Realized carried interest, net	ii	206	128
		$628	$619

Generated carried interest
Generated in period		$654	$896
Foreign exchange		27	64
		681	960
Less: direct costs		(265)	(326)
Generated carried interest, net	iii	416	634
Less: generated carried interest not attributable to the Corporation		(23)	(64)
Total generated carried interest, net		$393	$570
i.Distributable earnings from asset management business

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2023	2022
Fee revenues[1]
Base management fees	$981	$850
Incentive distributions	94	84
Transaction and advisory fees	5	31
	1,080	965
Less: direct costs	(504)	(435)
	576	530
Less: fee-related earnings not attributable to the Corporation	(29)	(38)
Fee-related earnings	547	492
Cash taxes	(37)	(21)
Other income (expense)	34	(5)
Add back: equity-based compensation costs	19	25
	563	491
Amounts not attributable to the Corporation	(141)	—
Distributable earnings from asset management business	$422	$491

1.See definition in Glossary of Terms beginning on page 55.
Q1 2023 Interim Report    33

Fee-related earnings increased to $547 million at our share, mainly due to higher base management fees driven by increased fee-bearing capital and growth in incentive distributions from BIP and BEP, partially offset by increased direct costs and lower one-time transaction and advisory fees from co-investment capital.
Base management fees increased by $131 million to $981 million, representing a 15% increase from the prior year quarter. The increase is broken down as follows:
•$47 million increase from our Real Estate segment largely due to increased commitments throughout 2022 in our fourth flagship real estate fund as well as deployments and increases in fee-bearing capital within other fund strategies;
•$42 million increase from our Infrastructure segment due to contributions from our fifth flagship fund, partially offset by the decreased capitalization of BIP due to a lower trading price;
•$22 million increase from our Private Equity segment primarily due to the capital raised for our sixth Private Equity flagship fund;
•$18 million increase from our Credit and Other segment due to contributions from the closing of American National and capital deployed by Oaktree funds; and
•$2 million increase from our Renewable Power and Transition as contributions from our transition fund were more than offset by decreased capitalization of BEP due to a lower trading price.
Incentive distributions across our perpetual affiliates increased by $10 million to $94 million, due to higher distributions paid by BIP and BEP versus the prior year.
The margin on our fee-related earnings, including our 64% share of Oaktree’s fee-related earnings, slightly decreased to 56% in the current period (2022 – 57%). Our fee-related earnings margin before performance fees, including 100% of Oaktree’s fee-related earnings, was 53% in the current period (2022 – 55%).
Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $69 million from the prior year as we continue to scale our asset management franchise, including new product development and the broadening of our distribution capabilities.
Cash taxes and other income (expense) comprise of corporate costs of our asset management business. Amounts not attributable to the Corporation relate to non-controlling interest (“NCI”) of our asset management business.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g., subject to “clawback”). During the quarter, we realized $206 million of carried interest, net of direct costs (2022 – $128 million), which were primarily driven by distribution and monetization activities across our funds.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see Section iii) that has accumulated based on fund performance up to the date of the consolidated financial statements.

34    BROOKFIELD CORPORATION

iii.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest1 and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2023			2022
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Carried Interest	Direct Costs	Net	Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$9,143	$(3,021)	$6,122	$7,747	$(2,562)	$5,185
In-period change
Generated in period	654	(257)	397	896	(299)	597
Foreign currency revaluation	27	(8)	19	64	(27)	37
	681	(265)	416	960	(326)	634
Less: realized	(464)	208	(256)	(303)	135	(168)
	217	(57)	160	657	(191)	466
Accumulated unrealized, end of period	9,360	(3,078)	6,282	8,404	(2,753)	5,651
Carried interest not attributable to the Corporation	(1,098)	579	(519)	(1,008)	519	(489)
Accumulated unrealized, end of period, net	$8,262	$(2,499)	$5,763	$7,396	$(2,234)	$5,162
Unrealized carried interest generated in the current quarter before foreign exchange and associated costs was $654 million primarily related to increased valuations across our strategies.
Accumulated unrealized carried interest, net1, totaled $8.3 billion as at March 31, 2023. We estimate approximately $2.5 billion in associated costs related to the future realization of the accumulated amounts to date, predominantly related to employee long-term incentive plans and taxes that will be incurred. We expect to recognize $4.4 billion of this carry at our share, before costs, within the next three years; however, realization of this carried interest is dependent on future investment performance and the timing of monetizations.

1.See definition in Glossary of Terms beginning on page 55.
Q1 2023 Interim Report    35

RENEWABLE POWER AND TRANSITION
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Renewable Power and Transition segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2023 AND DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		FFO		Common Equity
	Ref.	2023	2022	2023	2022
Brookfield Renewable[1]	i	$119	$101	$4,561	$4,635
Energy contracts	ii	(35)	(36)	754	639
Realized disposition (losses) gains	iii	(1)	5	—	—
		$83	$70	$5,315	$5,274
Cash distributions received		$70	$64
1.Brookfield’s interest in BEP consists of 194.5 million redemption-exchange units, 68.8 million Class A limited partnership units, 4.0 million general partnership units, as well as 44.8 million Class A shares in Brookfield Renewable Corporation (“BEPC”), together representing an economic interest of 48% of BEP.
Operating FFO increased by $19 million compared to the prior year quarter, primarily driven by contributions from organic growth initiatives, net of asset sales, strong hydrology in North and South America and favorable pricing from inflation indexation on our contracted generation, partly offset by weaker wind and solar resources.
i.Brookfield Renewable
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the quarter-over-quarter variances:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
FOR THE THREE MONTHS ENDED MAR. 31 (GIGAWATT HOURS AND MILLIONS)	2023	2022	2023	2022	2023	2022
Hydroelectric	5,793	5,197	5,098	5,090	$219	$174
Wind	1,691	1,626	2,012	1,729	79	92
Utility-scale solar	486	354	571	423	40	64
Distributed energy & sustainable solutions	270	248	193	172	43	37
Corporate	—	—	—	—	(106)	(124)
Attributable to unitholders	8,240	7,425	7,874	7,414	275	243
Non-controlling interests and other[2]					(157)	(137)
Segment reallocation[3]					1	(5)
Brookfield’s interest					$119	$101
1.Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 55.
2.Includes incentive distributions paid to Brookfield of $27 million (2022 – $24 million) as the general partner of BEP.
3.Segment reallocation refers to realized disposition gains, net of NCI, included in BEP’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BEP in the table above.
BEP’s FFO for the first quarter of 2023 was $275 million, of which our share was $119 million compared to $101 million in the prior year quarter. Generation for the quarter totaled 8,240 GWh, an 11% increase compared to the prior year quarter, and 5% higher than the long-term average (“LTA”)1 Key variances for our operations are described on the following page.

1.See definition in Glossary of Terms beginning on page 55.
36    BROOKFIELD CORPORATION

Hydroelectric
FFO in the current quarter increased $45 million relative to the prior year quarter mainly due to:
•benefits from favorable hydrology conditions across most regions;
•higher revenue due to inflation indexation on the contracted generation and commercial initiatives; and
•benefits from higher generation, strong pricing environment and recontracting initiatives at our Brazilian and Colombian business; was partially offset by
•overall weakening of the Colombian peso and increased financing expenses.
Wind
FFO in the current quarter decreased by $13 million relative to the prior year quarter. The FFO decrease was driven by:
•benefit from growth, including the completion of our 850-megawatt repowering project in the U.S., and higher average revenue across the region; and
•higher market prices in Europe, South America and Spain; more than offset by
•weakening of the Canadian dollar, Indian Rupee and Chinese Yuan versus the U.S. dollar.
Utility-Scale Solar
FFO in the current quarter decreased by $24 million relative to the prior year quarter primarily due to a gain on sale of a solar development project in North America in the prior year quarter. Excluding the one time item, FFO decreased as the benefit from higher resources and market prices in Spain was more than offset by the timing of revenue collection under our rate regulated Spanish assets that benefited the prior year quarter.
Distributed Energy & Sustainable Solutions
FFO from our distributed energy and sustainable solutions operation increased by $6 million relative to the prior year quarter, primarily attributable to the growth in the portfolio.
Corporate
The corporate FFO deficit decreased by $18 million primarily due to a decrease in management fees.
ii.Energy Contracts
During the quarter, we purchased 1,088 GWh (2022 – 968 GWh) from BEP at $76 per MWh (2022 – $75 per MWh) and sold the purchased generation at an average selling price of $45 per MWh (2022 – $41 per MWh). As a result, we incurred an FFO deficit of $35 million, consistent with the prior year quarter.
iii.Realized Disposition Gains
Realized disposition loss of $1 million for the quarter are attributable to partial sale of a 378 MW operating hydroelectric portfolio in the U.S.
Disposition gains of $5 million for the prior year quarter relate to the sale of a solar development project in North America.
COMMON EQUITY
Common equity in our Renewable Power and Transition segment increase to $5.3 billion as at March 31, 2023, consistent with year end, as net income for the quarter was offset by distributions paid during the quarter.

1.See definition in Glossary of Terms beginning on page 55.
Q1 2023 Interim Report    37

INFRASTRUCTURE
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Infrastructure segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2023 AND DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		FFO		Common Equity
	Ref.	2023	2022	2023	2022
Brookfield Infrastructure[1]	i	$132	$113	$2,461	$2,524
Sustainable resources and other	ii	—	2	188	260
Realized disposition gains		4	—	—	—
		$136	$115	$2,649	$2,784
Cash distributions received		$84	$77
1.Brookfield’s interest consists of 193.6 million redemption-exchange units, 0.4 million limited partnership units, 2.4 million general partnership units of BIP LP, as well as 13.0 million Class A shares in Brookfield Infrastructure Corporation (“BIPC”), together representing an economic interest of 27% of BIP.
Operating FFO increased by $17 million compared to the prior year quarter, primarily as a result of contributions from recent acquisitions, capital commissioned into the rate base, higher inflation-indexed revenues, and growth in same-store volume. This was partially offset by higher financing costs.
i.Brookfield Infrastructure
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the year-over-year variances:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2023	2022
Utilities	$208	$167
Transport	192	185
Midstream	198	196
Data	70	58
Corporate	(114)	(113)
Attributable to unitholders	554	493
Non-controlling interests and other[1]	(418)	(376)
Segment reallocation[2]	(4)	(4)
Brookfield’s interest	$132	$113
1.Includes incentive distributions paid to Brookfield of $66 million (2022 – $60 million) as the general partner of BIP.
2.Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify.
BIP’s FFO for 2023 was $554 million, of which our share was $132 million compared to $113 million in the prior year quarter. Key variances for our operations are described below and on the following page.
Utilities
FFO in our utilities operations of $208 million was $41 million higher than the prior year quarter. The increase is mainly attributable to:
•full quarter contributions from a residential infrastructure business acquired in 2023 and two Australian utilities that were acquired in 2022; and
•benefits of inflation indexation and capital commissioned into the rate base; partially offset by
•higher borrowing costs from higher interest rates and incremental debt at certain of our Brazilian assets.
38    BROOKFIELD CORPORATION

Transport
FFO from our transport operations of $192 million was $7 million higher than the prior year quarter. The increase is mainly attributable to:
•inflationary tariff increases and stronger volumes across the segment; partially offset by
•increases in interest expense following a refinancing at our U.K. port operation; and
•absence of contributions from our North American container terminal disposed of in the prior year.
Midstream
FFO in our midstream operations of $198 million was $2 million higher than the prior year quarter. The increase is primarily due to strong performance at our North American gas storage business and higher asset utilization, partially offset by decline in market sensitive revenues year over year.
Data
FFO from our data operations of $70 million was $12 million higher than the prior year quarter. Results benefitted from strong underlying growth from additional points-of-presence and megawatts commissioned and the full quarter contributions from acquisitions of a European telecom tower operation and an Australian fibre-to-the-home business, purchased in February 2023 and August 2022, respectively.
Corporate
The Corporate FFO of $114 million decreased by $1 million from the prior year quarter, primarily attributable to an increase in financing costs associated with the funding of new investments completed during the quarter.
ii.Sustainable Resources and Other
FFO at our sustainable resources and other operations decreased by $2 million relative to the prior year quarter due to the sale of the portfolio during the prior year.
COMMON EQUITY
Common equity in our Infrastructure segment was $2.6 billion as at March 31, 2023 (December 31, 2022 – $2.8 billion). Contributions from earnings were more than offset by distributions to unitholders.
This equity is primarily comprised of our investments in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered as intangible assets under IFRS, and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power and Transition segments, where a larger portion of the balance sheet is subject to revaluation.
Q1 2023 Interim Report    39

PRIVATE EQUITY
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Private Equity segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2023 AND DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		FFO		Common Equity
	Ref.	2023	2022	2023	2022
Brookfield Business Partners[1]	i	$156	$201	$2,548	$2,439
Other investments	ii	25	22	2,296	2,047
Realized disposition gains	iii	93	—	—	—
		$274	$223	$4,844	$4,486
Cash distributions received[2]		$34	$28
1.Brookfield’s interest in BBU consists of 69.7 million redemption-exchange units, 25.2 million limited partnership units, eight general partnership units, as well as 47.2 million Class A shares in Brookfield Business Corporation (“BBUC”), together representing an economic interest of 65% of BBU.
2.BBU pays a modest distribution as the majority of its FFO is reinvested within the business.
FFO increased by $51 million compared to the prior year quarter primarily due to realized disposition gains on the sale of a residential property management operation and certain public securities, partially offset by a decrease in operating FFO. Operating FFO decreased by $42 million. Strong performance at our dealer software and technology services operations and our lottery services operations were more than offset by impacts of the adoption of IFRS 17 at our residential mortgage insurer, distributions on preferred equity securities, as well as increased interest expense due to increased borrowing rates associated with recent acquisitions.
i.Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the year-over-year variances:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2023	2022
Business services	$213	$80
Infrastructure services	86	139
Industrials	162	122
Corporate	(80)	(31)
Attributable to unitholders	381	310
Non-controlling interests	(132)	(109)
Segment reallocation and other[1]	(93)	—
Brookfield’s interest	$156	$201
1.Segment reallocation and other refers to realized disposition gains, net of NCI, included in BBU’s FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.
BBU generated $381 million of FFO compared to $310 million in the prior year quarter, with our share being $156 million compared to $201 million in the prior year quarter. Key variances are described on the following page.
40    BROOKFIELD CORPORATION

Business Services
Business services’ FFO included a $67 million gain from sale of a residential property management operation. Excluding the gains, FFO increased by $66 million compared to the prior year quarter, primarily driven by:
•contributions primarily from the acquisition of dealer software and technology services operations, an Australian residential mortgage lender, and fleet management and car rental services; partially offset by
•decreased contributions from a residential mortgage insurer upon adoption of IFRS 17 Insurance Contracts, the new insurance accounting standard.
Infrastructure Services
Within our infrastructure services operations, we generated $86 million of FFO, a decrease of $53 million compared to the prior year quarter, largely driven by:
•contributions from the acquisition of our lottery services operation; more than offset by
•lower contributions from our offshore oil services operations due to decreased activity; and
•higher interest expense as a result of increased borrowings and interest rates.
Industrials
Industrials’ FFO included a $64 million gain from sale of public securities. Excluding this gain, FFO decreased by $24 million million compared to prior year quarter, primarily due to:
•contributions from strong pricing and volumes at our advanced energy storage operations; more than offset by
•decreased contributions from our graphite electrode operations and our natural gas production operations due to price and volume impacts.
Corporate
The corporate FFO deficit increased by $49 million primarily due to higher interest expense driven by rate increases and higher distributions on the perpetual preferred equity securities.
ii.Other Investments
FFO from other investments increased by $3 million to $25 million, mainly related to contributions from the acquisitions of our roofing products manufacturer.
iii.Realized Disposition Gains
Realized disposition gains of $93 million in the quarter is primarily attributable to the aforementioned sale of our residential property management operation and our interest in public equities.
COMMON EQUITY
Common equity in our Private Equity segment was $4.8 billion as at March 31, 2023 (December 31, 2022 – $4.5 billion). The increase was mainly attributable to contributions from FFO that were partially offset by the impact of depreciation. The depreciable assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.
Q1 2023 Interim Report    41

REAL ESTATE
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of NOI and common equity of entities in our Real Estate segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period. BPG1 owns real estate assets directly as well as through private funds that are managed by our asset management business. Included in directly held assets is our North American residential development business, which is conducted through Brookfield Residential Properties ULC.
We present the operating results of our Real Estate segment based on our strategy to invest in Core, Transitional and Development, and LP Investments properties.

AS AT MAR. 31, 2023 AND DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		FFO		NOI		Common Equity
	Ref.	2023	2022	2023	2022	2023	2022
Brookfield Property Group[1]	i	$(54)	$339	$1,157	$1,101	$32,205	$31,868
Realized disposition gains	ii	114	327	114	327	—	—
		$60	$666	$1,271	$1,428	$32,205	$31,868
Cash distributions received		$345	$503
1.See “Economic ownership interest” in the Glossary of Terms beginning on page 55.
NOI from our Real Estate business increased by $56 million compared to the prior year quarter primarily as a result of growth in NOI of our Core retail assets, Transitional and Development retail and office businesses, and LP Investments in hospitality properties.
i.    Brookfield Property Group
The following table disaggregates BPG’s NOI by business line to facilitate analysis of the quarter-over-quarter variances:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2023	2022
Core	$365	$355
Transitional and Development	512	517
LP Investments	280	229
Brookfield’s interest	$1,157	$1,101
BPG’s NOI for the quarter was $1.2 billion compared to $1.1 billion in the prior year quarter. Key variances for our operations are described on the following page.

42    BROOKFIELD CORPORATION

Core
NOI of $365 million was $10 million higher than the prior year quarter. Main contributors are:
•continued growth in net operating income of our office and retail assets; partially offset by
•absence of contributions from assets sold over the last year.
Transitional and Development
NOI of $512 million was consistent with the prior year quarter, mainly attributable to:
•continued strength of net operating income in both the retail and offices businesses; offset by
•absence of contributions from disposition activity in the prior period, as well as absence of one-time promote fees, land sales, and dividend income in the prior period.
LP Investments
NOI of $280 million was $51 million higher than the prior year quarter, mainly attributable to:
•increased performance driven by growth in hospitality; partially offset by
•the impact of foreign currency translation.
ii.    Realized Disposition Gains
Realized disposition gains were $114 million and $327 million in the current and the prior year quarter, respectively. Current quarter realized disposition gains primarily related to the sell down of our ownership in the Grace Building and disposition of the Diplomat Beach Resort.
COMMON EQUITY
Common equity in our Real Estate segment decreased to $32.2 billion as at March 31, 2023 compared to $31.9 billion as at December 31, 2022. The increase is mainly attributable to contributions from net acquisitions, which were partially offset by distributions paid during the quarter.
Q1 2023 Interim Report    43

CORPORATE ACTIVITIES
SUMMARY OF OPERATING RESULTS
The following table disaggregates FFO and common equity into the principal assets and liabilities within our Corporate Activities segment to facilitate analysis:

AS AT MAR. 31, 2023 AND DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	FFO		Common Equity
	2023	2022	2023	2022
Insurance solutions	$145	$13	$4,006	$3,996
Corporate cash and financial assets, net	(15)	25	398	477
Corporate borrowings	(136)	(117)	(12,367)	(11,390)
Preferred equity[1,2]	—	—	(4,333)	(4,375)
Other corporate investments	31	11	1,136	548
Corporate costs and taxes/net working capital	(14)	(27)	(747)	(944)
Realized disposition gains	2	24	—	—
	$13	$(71)	$(11,907)	$(11,688)
1.FFO excludes preferred share distributions of $44 million (2022 – $40 million).
2.Includes $230 million of perpetual subordinated notes issued in November 2020 by a wholly owned subsidiary of Brookfield, included within non-controlling interest.
The insurance solutions business generated FFO of $145 million for the quarter with the growth in earnings primarily driven by strong performance of its investment portfolio and the acquisition of American National in May 2022, as well as the re-deployment of its highly liquid and short-duration portfolio into higher yielding investments.
Our portfolio of corporate cash and financial assets is generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. As at March 31, 2023, our portfolio of corporate cash and financial assets included $1.4 billion of cash and cash equivalents (December 31, 2022 – $1.3 billion). The increase is largely attributable to $1.2 billion of distributable earnings and $973 million of commercial paper issuances, partially offset by investments into our asset management and insurance solutions businesses.
Our corporate cash and financial assets generated FFO deficit of $15 million compared to FFO earnings of $25 million in the prior year quarter primarily due to interest expense on cash placed on deposit with the Corporation by our asset management business.
Other corporate investments include our share of the corporate cash and financial assets of Oaktree that were not transferred to our asset management business as part of the special distribution of 25% of the asset management business in December 2022.
Corporate costs, taxes and net working capital were collectively in a liability position of $747 million as at March 31, 2023, compared to $944 million in the prior year. Included within this balance are net deferred income tax assets of $433 million (December 31, 2022 – $363 million). The FFO deficit of $14 million includes corporate costs and cash taxes, which were lower compared to the prior year primarily due to lower tax expense.
Corporate borrowings are generally issued with fixed interest rates. Some of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the foreign exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $136 million FFO deficit reported through corporate borrowings reflects the interest expense on all of our corporate borrowings. The increase from the prior year quarter was primarily attributable to corporate debt issuances completed over the last twelve months.
Preferred equity is not revalued under IFRS and is consistent with year-end. We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
44    BROOKFIELD CORPORATION

PART 4
CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate Activities segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and draws on revolving credit facilities and the issuance of short-term commercial paper. As at March 31, 2023, our corporate capitalization was $63.1 billion (December 31, 2022 – $61.5 billion) with a debt to capitalization1.2 of 18% (December 31, 2022 – 19%).
Consolidated Capitalization1 – reflects the aggregate capitalization of wholly owned, partially owned, and managed entities that we consolidate in our financial statements. As at March 31, 2023, consolidated capitalization was consistent compared to year-end. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet notwithstanding that virtually none of this debt has any recourse to the Corporation.
The following table presents our capitalization on a corporate and consolidated basis:

AS AT MAR. 31, 2023 AND DEC. 31, 2022 (MILLIONS)		Corporate		Consolidated
	Ref.	2023	2022	2023	2022
Corporate borrowings	i	$12,367	$11,390	$12,367	$11,390
Non-recourse borrowings
Subsidiary borrowings	i	—	—	16,282	15,140
Property-specific borrowings	i	—	—	194,178	187,544
		12,367	11,390	222,827	214,074
Accounts payable and other		6,372	5,985	58,080	57,065
Deferred income tax liabilities		89	112	24,143	23,190
Subsidiary equity obligations		—	—	4,098	4,188
Liabilities associated with assets classified as held for sale		—	—	680	876
Equity
Non-controlling interests		230	230	102,851	98,138
Preferred equity	ii	4,103	4,145	4,103	4,145
Common equity	iii	39,960	39,608	39,960	39,608
		44,293	43,983	146,914	141,891
Total capitalization		$63,121	$61,470	$456,742	$441,284

Debt to capitalization	18%	19%	49%	49%

1.See definition in Glossary of Terms beginning on page 55.
2.Determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Q1 2023 Interim Report    45

i.    Borrowings
Corporate Borrowings

AS AT MAR. 31, 2023 AND DEC. 31, 2022 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2023	2022	2023	2022	2023	2022
Term debt	4.2%	4.2%	12	13	$11,472	$11,467
Commercial paper	5.8%	n/a	<1	n/a	973	—
Deferred financing costs	n/a	n/a	n/a	n/a	(78)	(77)
Total					$12,367	$11,390
As at March 31, 2023, corporate borrowings included term debt of $11.5 billion (December 31, 2022 – $11.5 billion) which had an average term to maturity of 12 years (December 31, 2022 – 13 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from 2024 to 2080. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
Our term debt remained materially unchanged compared to prior year. We had $973 million of  commercial paper outstanding and no draws on our revolving facility as at March 31, 2023 (December 31, 2022 – $nil). As at March 31, 2023, $50 million of the facilities were utilized for letters of credit (December 31, 2022 – $50 million).
Subsidiary Borrowings
We endeavor to capitalize our perpetual affiliates to enable continuous access to debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation. Subsidiary borrowings include perpetual affiliates’ recourse term debt and credit facility draws. These borrowings have no recourse to the Corporation.

AS AT MAR. 31, 2023 AND DEC. 31, 2022 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2023	2022	2023	2022	2023	2022
Renewable Power and Transition	4.4%	4.2%	10	10	$2,777	$2,546
Infrastructure	4.8%	4.4%	9	10	4,571	3,666
Private Equity	7.8%	7.3%	4	4	2,160	2,226
Real Estate	5.8%	5.5%	4	4	6,774	6,702
Total	5.5%	5.3%	6	6	$16,282	$15,140
Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the relevant perpetual affiliate.

AS AT MAR. 31, 2023 AND DEC. 31, 2022 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2023	2022	2023	2022	2023	2022
Renewable Power and Transition	6.5%	6.1%	9	9	$22,964	$22,826
Infrastructure	6.7%	6.5%	6	6	35,910	29,881
Private Equity	7.7%	7.3%	5	6	49,323	48,787
Real Estate	6.6%	6.1%	3	3	85,981	86,050
Total	6.9%	6.5%	5	5	$194,178	$187,544
Property-specific borrowings have increased by $6.6 billion since December 31, 2022, which is largely attributable to acquisitions in our infrastructure business.
46    BROOKFIELD CORPORATION

Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate exposure to fixed rates.
As at March 31, 2023, 76% of our share of debt outstanding, including the effect of swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

AS AT MAR. 31, 2023 AND DEC. 31, 2022 ($ MILLIONS)	Fixed Rate				Floating Rate
	2023		2022		2023		2022
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.3%	$12,367	4.2%	$11,390	—%	$—	—%	$—
Subsidiary borrowings	4.7%	10,523	4.5%	9,346	7.0%	5,759	6.3%	5,794
Property-specific borrowings	5.1%	58,871	4.9%	57,908	7.7%	135,307	7.1%	129,637
Total	4.9%	$81,761	4.7%	$78,644	7.6%	$141,066	7.0%	$135,431

ii.    Preferred Equity
Preferred equity represents permanent non-participating preferred shares that provide leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

AS AT MAR. 31, 2023 AND DEC. 31, 2022 ($ MILLIONS)	Term	Average Rate		Amount
		2023	2022	2023	2022
Fixed rate-reset	Perpetual	4.6%	4.3%	$2,901	$2,901
Fixed rate	Perpetual	4.8%	4.8%	739	739
Floating rate	Perpetual	4.8%	4.3%	463	505
Total		4.6%	4.4%	$4,103	$4,145
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at March 31, 2023 was 283 basis points.

Q1 2023 Interim Report    47

iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A and Class B shares during the periods are as follows:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)
	2023	2022
Outstanding at beginning of period	1,573.4	1,568.8
Issued (repurchased)
Issuances	0.3	—
Repurchases	(10.5)	(3.9)
Long-term share ownership plans[1]	1.2	1.3
Dividend reinvestment plan and others	—	0.1
Outstanding at end of period	1,564.4	1,566.3
Unexercised options and other share-based plans[1] and exchangeable shares of affiliate	56.9	84.7
Total diluted shares at end of period	1,621.3	1,651.0
1.Includes management share option plan and restricted stock plan.
The company holds 70.7 million Class A shares (March 31, 2022 – 72.0 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include nil (March 31, 2022 – 23.6 million) shares issuable in respect of these plans based on the market value of the Class A shares as at March 31, 2023 and March 31, 2022, resulting in a net reduction of 70.7 million (March 31, 2022 – 48.4 million) diluted shares outstanding.
During the first quarter of 2023, 1.1 million options were exercised, of which 0.5 million and 0.1 million were issued on a net-settled and gross basis, respectively, resulting in the cancellation of 0.5 million vested options.
The cash value of unexercised options was $1.1 billion as at March 31, 2023 (March 31, 2022 – $1.4 billion) based on the proceeds that would be paid on exercise of the options.
As at May 11, 2023, the Corporation had outstanding 1,564,314,415 Class A shares and 85,120 Class B shares. Refer to Note 12 of the consolidated financial statements for additional information on equity.
48    BROOKFIELD CORPORATION

LIQUIDITY
CORPORATE LIQUIDITY
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity1, consist of:
•cash and financial assets, net of other associated liabilities; and
•undrawn committed credit facilities.
We further assess overall liquidity inclusive of our operating businesses and our insurance solutions business because of their role in funding acquisitions both directly and through funds managed by our asset management business. On a group basis, we had $33 billion of core liquidity, including liquidity from corporate and perpetual affiliates, and $113 billion of total liquidity1, including third-party commitments available for drawdown in the private funds of our asset management business, as at March 31, 2023.
CAPITAL REQUIREMENTS
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement are our debt maturities and commitments into the funds managed by our asset management business. We do not have any debt maturities until March 2024, when approximately $1 billion is due. Periodically, we will fund capital calls for our fund commitments, strategic acquisitions to expand our capabilities and seed new investment strategies.
At the perpetual affiliate level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or perpetual affiliates that are managed by our asset management business. We endeavor to structure these entities so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds in our asset management business, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our perpetual affiliates as well as the Corporation. As at March 31, 2023, the Corporation has funded $2.5 billion of our $2.75 billion commitment to our third flagship real estate fund alongside BPG’s $1 billion commitment. The Corporation has committed $3.5 billion to our fourth flagship real estate fund of which $1.2 billion has been funded. The Corporation has committed $750 million to our latest opportunistic credit fund of which $525 million has been funded. In the case of perpetual affiliates, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure programs are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.

1.See definition in Glossary of Terms beginning on page 55.
Q1 2023 Interim Report    49

CORE AND TOTAL LIQUIDITY
The following table presents core liquidity of the Corporation, perpetual affiliates and managed funds:

	Corporate Liquidity[1]		Group Liquidity
AS AT MAR. 31, 2023 AND DEC. 31, 2022 (MILLIONS)	2023	2022	2023	2022
Cash and financial assets, net	$2,783	$2,893	$24,453	$27,440
Undrawn committed credit facilities	2,540	2,540	9,046	9,284
Core liquidity	5,323	5,433	33,499	36,724
Uncalled private fund commitments	—	—	79,064	87,364
Total liquidity[2]	$5,323	$5,433	$112,563	$124,088
1.Corporate cash and financial assets in 2022 includes our proportionate share of the asset management business’s cash and financial assets ($2.4 billion).
2.Includes $18 billion of liquidity held through our insurance portfolio.
As at March 31, 2023, the Corporation’s core liquidity was $5.3 billion, consisting of $2.8 billion in cash and financial assets, inclusive of our proportionate share of our asset management business’ cash and financial assets, and $2.5 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support the activities of our perpetual affiliates and funding strategic transactions.
The Corporation has the ability to raise additional liquidity through the issuance of securities and the sale of holdings of listed investments within our perpetual affiliates and other investments on the following page. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
During the first quarter of 2023, we generated $1.2 billion of distributable earnings, inclusive of:
•$1.1 billion of distributable earnings before realizations, excluding corporate costs and other;
•realizations, including $206 million of net realized carried interest and $6 million of realized disposition gains from principal investments; partially offset by
•corporate costs, interest expense, and preferred share dividends, net of equity-based compensation costs, of $167 million.
The Corporation paid $110 million in cash dividends on its common equity during the quarter ended March 31, 2023 (2022 – $220 million).

50    BROOKFIELD CORPORATION

The following table shows the quoted market value of the company’s listed securities and annual cash distributions of the company’s operating businesses based on current distribution policies for each entity:

AS AT MAR. 31, 2023 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Current Distributions (Current Rate)[3]	YTD Distributions (Actual)
Distributions from investments
Brookfield Renewable[4]	48%	312.0	$1.35	$9,986	$421	$105
Brookfield Infrastructure[5]	27%	209.4	1.53	7,230	320	80
Brookfield Business Partners[6]	65%	142.1	0.25	2,702	36	9
Brookfield Property Group[7]	100%	n/a	n/a	n/a	1,569	345
Total					$2,346	$539
1.Based on current distribution policies.
2.Quoted value represents the value of Brookfield owned units as at market close on March 31, 2023.
3.Distributions (current rate) are calculated by multiplying units held as at March 31, 2023 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 55.
4.Brookfield owned units represent the combined units held in BEP and BEPC.
5.Brookfield owned units represent the combined units held in BIP and BIPC.
6.Brookfield owned units represent the combined units held in BBU and BBUC.
7.BPG’s distributions include $16 million of preferred share dividends received by the Corporation for the quarter ended March 31, 2023 (2022 – $16 million).
Q1 2023 Interim Report    51

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2023	2022
Operating activities	$1,118	$470
Financing activities	10,766	1,153
Investing activities	(13,302)	(2,672)
Change in cash and cash equivalents	$(1,418)	$(1,049)
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $1.1 billion in the first quarter of 2023, a $648 million increase from the first quarter of 2022. Excluding the net change in non-cash working capital, cash flow from operating activities decreased by $524 million versus the prior year quarter. Strong underlying performance across our businesses and contributions from subsidiaries acquired, net of disposals, during the last 12 months were more than offset by higher interest expense primarily due to incremental debt from recent acquisitions, asset-level upfinancings and higher rates on variable rate debt obligations.
Financing Activities
Net cash flows from financing activities totaled $10.8 billion in the first quarter of 2023 versus $1.2 billion in the prior year quarter, and primarily related to:
•capital provided from non-controlling interests, net of capital repaid, of $7.5 billion; and
•non-recourse borrowings arranged by our subsidiaries, net of repayments, of $6.6 billion; partially offset by
•cash distributions to non-controlling interests and shareholders of $3.1 billion.
Investing Activities
Net cash flows used by investing activities were $13.3 billion in the first quarter of 2023 versus $2.7 billion in the prior year quarter, and mainly related to:
•acquisitions of subsidiaries, net of dispositions, of $4.8 billion primarily associated with the acquisition of a North America and Europe residential infrastructure operating business in our Infrastructure segment;
•acquisitions and additions to investment properties, net of dispositions, of $2.5 billion;
•acquisitions of financial assets and other, net of dispositions, of $1.6 billion mainly as a result of financial assets acquired in our Infrastructure, Private Equity and Renewable Power and Transition segments; and
•acquisitions and additions to PP&E, net of dispositions, of $1.3 billion.
Refer to Note 4 Acquisitions of Consolidated Entities and Note 8 Equity Accounted Investments in the consolidated financial statements for further details.
52    BROOKFIELD CORPORATION

PART 5
ACCOUNTING POLICIES AND INTERNAL
CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
OVERVIEW
We are a publicly held Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics in Note 11 of the 2022 audited consolidated financial statements and below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our accounting policies contained in Note 2 of the 2022 audited consolidated financial statements.
ACCOUNTING ESTIMATES
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 – Review of Consolidated Financial Results for additional information.
i.Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term, with our office assets within our Core and Transitional and Development portfolios having a combined 86% occupancy level and an average 8 year lease life, while our retail assets within our Core and Transitional and Development portfolios have a combined occupancy rate of 95%. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of the business planning process and external market data is utilized when determining the cash flows associated with lease renewals.
Q1 2023 Interim Report    53

We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. We compare the results of the external appraisals to our internally prepared values and reconcile significant differences when they arise. In the current year, 16 of our properties were externally appraised, representing a gross property value of $6 billion of assets; external appraisals were within 1% of management’s valuations.
The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as at March 31, 2023 and March 31, 2022 are summarized below.

	Core		Transitional and Development		LP Investments		Weighted Average
AS AT MAR. 31, 2023 AND DEC. 31, 2022	2023	2022	2023	2022	2023	2022	2023	2022
Discount rate	6.2%	6.2%	7.7%	7.6%	8.2%	8.4%	7.7%	7.7%
Terminal capitalization rate	4.6%	4.6%	5.9%	5.9%	5.7%	5.7%	5.5%	5.5%
Investment horizon (years)	11	11	10	10	12	13	12	12
The following table presents the impact on the fair value of our consolidated investment properties as at March 31, 2023 from a 25-basis point change to the relevant unobservable inputs in isolation and does not present the impact on the fair value from other factors such as changes in cash flows or inflation. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate. These amounts represent the effect on all consolidated investment property assets within our consolidated financial statements on a pre-tax basis, including amounts attributed to non-controlling interests in our perpetual affiliates and private fund investments. The amounts attributable to shareholders may be significantly less than shown depending on ownership levels in the individual assets.

AS AT MAR. 31, 2023 (MILLIONS)	Fair Value	Sensitivity
Core	$19,366	$1,091
Transitional and Development	25,268	1,029
LP Investments	72,983	3,740
Other investment properties	930	29
Total	$118,547	$5,889
ii. Revaluation Method for PP&E
PP&E is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of PP&E are set out in Note 10, Property, Plant and Equipment in our December 31, 2022 audited consolidated financial statements. Our PP&E is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2022.
MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Internal Control Over Financial Reporting
No change in our internal control over financial reporting occurred during the quarter ended March 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
54    BROOKFIELD CORPORATION

GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
REFERENCES
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” refers to our business which is comprised of our asset management, insurance solutions and operating businesses.
We refer to investors in the Corporation as shareholders and we refer to investors in the private funds of our asset management business and perpetual affiliates as investors.
We use asset manager to refer to our Asset Management segment which offers a variety of investment products to our investors:
•We have over 40 active funds across major asset classes: renewable power and transition, infrastructure, private equity, real estate and credit. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as the private funds of our asset management business.
•We refer to BEP, BEPC, BIP, BIPC, BBU, BBUC and BPG, as our perpetual affiliates.
•We refer to our public securities group as liquid strategies. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• American National – American National Group	• BIPC – Brookfield Infrastructure Corporation
• BAM – Brookfield Asset Management ULC	• BPG – Brookfield Property Group
• BBU – Brookfield Business Partners L.P.	• BPY – Brookfield Property Partners L.P.
• BBUC – Brookfield Business Corporation	• BNRE – Brookfield Reinsurance Ltd.
• BEP – Brookfield Renewable Partners L.P.	• BSREP IV – Brookfield Strategic Real Estate Partners IV
• BEPC – Brookfield Renewable Corporation	• Oaktree – Oaktree Capital Management
• BIP – Brookfield Infrastructure Partners L.P.
PERFORMANCE MEASURES
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that our asset management business manages, on a gross asset value basis, including assets for which this business earns management fees and those for which they do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments in which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Our asset management business’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
Q1 2023 Interim Report    55

Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and perpetual affiliate base fees, are IFRS measures.
Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Perpetual affiliate base fees are earned on the total capitalization or net asset value of our perpetual affiliates, which includes our investment. Base fees for BEP include a quarterly fixed fee amount of $5 million, with additional fees of 1.25% on the increase in capitalization above their initial capitalization of $8 billion. Base fees for BIP and BBU are 1.25% of total capitalization. Base fees for BPG are 1.05% of net asset value, excluding its interests in private funds and investments which were held directly by Brookfield prior to the BPY privatization. Perpetual affiliate capitalization as at March 31, 2023, was as follows: BEP/BEPC – $24.5 billion; BIP/BIPC – $32.5 billion; BBU/BBUC – $7.4 billion; and BPG – $18.9 billion.
Carried interest is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a pre-determined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2023	2022
Realized carried interest[1]	$464	$303
Less: direct costs associated with realized carried interest	(208)	(135)
	256	168
Less: realized carried interest not attributable to Corporation	(50)	(40)
Realized carried interest, net	$206	$128
1.Includes $348 million of realized carried interest related to Oaktree (2022 – $226 million). For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e., uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Consolidated capitalization is a non-IFRS measure that reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method.
56    BROOKFIELD CORPORATION

Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, perpetual affiliates and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Total liquidity represents the sum of core liquidity and uncalled private fund commitments and is used to pursue new transactions.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate Activities segment as well as our issued and outstanding common and preferred shares.
Debt to capitalization is determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. The yield on cash and financial assets portfolio is equal to an estimated 8% on the ending balance as of the end of the current year. Distributions on our unlisted investments are calculated based on the distributions received in the most recent fiscal year.
Distributable earnings (“DE”) is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of distributions from our Asset Management business, operating earnings from our insurance solutions business, distributions received from our ownership of investments, realized carried interest and disposition gains from principal investments, net of Corporate Activities FFO, preferred share dividends and equity-based compensation costs.
Distributable earnings before realizations (“DE before realizations”) is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of distributions from our Asset Management business, operating earnings from our insurance solutions business, and distributions received from our ownership of investments, net of Corporate Activities FFO, preferred share dividends and equity-based compensation costs. It does not include realized carried interest and disposition gains from principal investments.
Q1 2023 Interim Report    57

The following table reconciles net income to DE, DE before realizations, and FFO:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2023	2022
Net income	$424	$2,960
Financial statement components not included in FFO:
Equity accounted fair value changes and other non-FFO items[1]	804	226
Fair value changes	(38)	(1,780)
Depreciation and amortization	2,188	1,811
Deferred income taxes	(92)	425
Realized disposition gains in fair value changes or equity	116	368
Non-controlling interests in FFO[2]	(2,222)	(2,413)
Funds from operations	1,180	1,597
Less: total disposition gains	(212)	(356)
Less: realized carried interest, net	(206)	(128)
Operating funds from operations	762	1,113
Less: net invested capital FFO	(354)	(647)
Less: FFO from asset management business	(408)	(466)
Corporate activities	(150)	(144)
Insurance solutions operating earnings	145	13
Distributions from investments	545	615
Distributable earnings from asset management business	422	491
Add back: equity-based compensation costs	27	12
Preferred share dividends	(44)	(40)
Distributable earnings before realizations	945	947
Realized carried interest, net	206	128
Disposition gains from principal investments	6	107
Distributable earnings	$1,157	$1,182
1.Other non-FFO items correspond to amounts that are not directly related to revenue earning activities and are not normal or recurring items necessary for business operations. In addition, this adjustment is to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, we are able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
We assess our segment performance using DE from our Asset Management segment, NOI from our Real Estate segment, and FFO for all other segments as our key measures of financial performance and our segment measures of profit and loss. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.

58    BROOKFIELD CORPORATION

Fee-bearing capital represents the capital committed, pledged or invested in the perpetual affiliates, private funds and liquid strategies that are managed by our asset management business which entitles that business to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and liquid strategies funds and equity issuances in our perpetual affiliates.
•Outflows represent distributions and redemptions of capital from within the liquid strategies capital.
•Distributions represent quarterly distributions from perpetual affiliates as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within the private funds of our asset management business.
•Market valuation includes gains (losses) on portfolio investments, perpetual affiliates and liquid strategies based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of perpetual affiliate capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Long-term private funds are long duration and closed-end in nature and include value-add and opportunistic strategies. Capital is typically committed for 10 years from the inception of the fund with two one-year extension options.
Perpetual strategies include capital in our perpetual affiliates and perpetual private funds, which includes core and core plus strategies that can continually raise new capital.
Liquid strategies represent publicly listed funds and separately managed accounts, focused on fixed income and equity securities across a number of difference sectors.
Fee-related earnings is a non-IFRS measure and is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities. See below for a table which reconciles fee-related earnings and total FFO to net income, the most comparable IFRS measure.
Fee revenues is a non-IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation. The following table reconciles fee revenues to revenue, the most comparable IFRS measure:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2023	2022
Revenue	$23,297	$21,882
Add: revenues from Oaktree	289	278
Add: inter-segment and other revenues	665	582
Less: external revenues from consolidated subsidiaries of other segments	(23,171)	(21,777)
Fee Revenues	$1,080	$965
Funds from operations (“FFO”) includes the fees that we earn from our asset management business managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business. FFO also includes realized disposition gains and losses, which are defined in this glossary of terms.
Q1 2023 Interim Report    59

We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key difference between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT is that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Operating FFO is FFO excluding realized disposition gains. We use Operating FFO to provide additional insight regarding recurring performance of the business.
Incentive distributions is an IFRS measure and is determined by contractual arrangements; incentive distributions are paid to our asset management business by BEP and BIP and represent a portion of distributions paid by perpetual affiliates above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT MAR. 31, 2023	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure (BIP)[3]	$1.53	$0.49	/	$0.53	15% / 25%
Brookfield Renewable (BEP)[4]	1.35	0.80	/	0.90	15% / 25%
1.Current rate based on most recently announced distribution rates.
2.Incentive distributions equate to 18% and 33% of limited partner distribution increases over the first and second hurdles, respectively.
3.Incentive distributions from Brookfield Infrastructure are earned on distributions made by BIP and BIPC.
4.Incentive distributions from Brookfield Renewable are earned on distributions made by BEP and BEPC.
Invested capital consists of our perpetual investments, which include our interests in BAM and perpetual affiliates, other investments and corporate activities. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
Long-term average (“LTA”) generation is used in our Renewable Power and Transition segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
60    BROOKFIELD CORPORATION

Net operating income (“NOI”) is defined as property-specific revenues less direct operating expenses before the impact of depreciation and amortization, and is a key measure of our Real Estate segment’s financial performance. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Performance fees is an IFRS measure. Performance fees are paid to our asset management business when it exceeds predetermined investment returns within BBU and BBUC and on certain liquid strategies portfolios. BBU and BBUC performance fees are accrued quarterly based on the volume-weighted average increase in BBU unit price over the previous threshold, whereas performance fees within liquid strategies funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power and Transition segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest are included in the definition of unrealized carried interest below.
Accumulated unrealized carried interest, net is accumulated unrealized carried interest after direct costs, which include employee expenses and taxes at our share.
Q1 2023 Interim Report    61

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT MAR. 31, 2023 AND DEC. 31, 2022 (MILLIONS)	Note	2023	2022
Assets
Cash and cash equivalents	5	$13,049	$14,396
Other financial assets	5,6	28,660	26,899
Accounts receivable and other	5,6	27,809	27,378
Inventory	6	12,923	12,843
Assets classified as held for sale	7	2,423	2,830
Equity accounted investments	8	51,102	47,094
Investment properties	9	118,547	115,100
Property, plant and equipment	10	125,390	124,268
Intangible assets	4	41,622	38,411
Goodwill	4	31,629	28,662
Deferred income tax assets		3,588	3,403
Total assets		$456,742	$441,284

Liabilities and equity
Corporate borrowings	5,6	$12,367	$11,390
Accounts payable and other	5,6	58,080	57,065
Liabilities associated with assets classified as held for sale	7	680	876
Non-recourse borrowings of managed entities	5,6	210,460	202,684
Deferred income tax liabilities		24,143	23,190
Subsidiary equity obligations	5	4,098	4,188

Equity
Preferred equity		4,103	4,145
Non-controlling interests		102,851	98,138
Common equity	12	39,960	39,608
Total equity		146,914	141,891
Total liabilities and equity		$456,742	$441,284
62    BROOKFIELD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2023	2022
Revenues	13	$23,297	$21,882
Direct costs		(19,820)	(18,695)
Other income and gains		381	29
Equity accounted income	8	429	843
Expenses
Interest
Corporate borrowings		(136)	(117)
Non-recourse borrowings		(3,477)	(2,021)
Corporate costs		(14)	(33)
Fair value changes	14	38	1,780
Income taxes		(274)	(708)
Net income		$424	$2,960
Net income attributable to:
Shareholders		$120	$1,359
Non-controlling interests		304	1,601
		$424	$2,960
Net income per share:
Diluted	12	$0.05	$0.81
Basic	12	0.05	0.84
Q1 2023 Interim Report    63

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2023	2022
Net income		$424	$2,960
Other comprehensive income
Items that may be reclassified to net income
Financial contracts and power sale agreements		(360)	518
Marketable securities		(42)	(116)
Equity accounted investments	8	(146)	31
Foreign currency translation		532	1,434
Income taxes		23	(26)
		7	1,841
Items that will not be reclassified to net income
Revaluation of property, plant and equipment	10	(29)	23
Revaluation of pension obligations		13	18
Equity accounted investments	8	21	12
Marketable securities		38	(131)
Income taxes		(11)	(2)
		32	(80)
Other comprehensive income		39	1,761
Comprehensive income		$463	$4,721
Attributable to:
Shareholders
Net income		$120	$1,359
Other comprehensive income		195	382
Comprehensive income		$315	$1,741

Non-controlling interests
Net income		$304	$1,601
Other comprehensive (loss) income		(156)	1,379
Comprehensive income		$148	$2,980

64    BROOKFIELD CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income (Loss)
(UNAUDITED) AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2022	$10,901	$148	$18,006	$2,959	$9,522	$(2,826)	$898	$39,608	$4,145	$98,138	$141,891
Changes in period:
Net income	—	—	120	—	—	—	—	120	—	304	424
Other comprehensive income (loss)	—	—	—	—	—	127	68	195	—	(156)	39
Comprehensive income (loss)	—	—	120	—	—	127	68	315	—	148	463
Shareholder distributions
Common equity	—	—	(110)	—	—	—	—	(110)	—	—	(110)
Preferred equity	—	—	(41)	—	—	—	—	(41)	—	—	(41)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,996)	(2,996)
Other items
Redemptions, net of equity issuances	(52)	—	(224)	—	—	—	—	(276)	(42)	7,478	7,160
Share-based compensation	—	6	(4)	—	—	—	—	2	—	—	2
Ownership changes and other	—	—	—	165	(29)	(18)	344	462	—	83	545
Total change in period	(52)	6	(259)	165	(29)	109	412	352	(42)	4,713	5,023
Balance as at March 31, 2023	$10,849	$154	$17,747	$3,124	$9,493	$(2,717)	$1,310	$39,960	$4,103	$102,851	$146,914
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans, the impact of the adoption of IFRS 17 and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income (Loss)
(UNAUDITED) AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2022 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2021	$10,538	$320	$17,705	$6,243	$8,281	$(2,287)	$1,410	$42,210	$4,145	$88,386	$134,741
Changes in period:
Net income	—	—	1,359	—	—	—	—	1,359	—	1,601	2,960
Other comprehensive income	—	—	—	—	—	347	35	382	—	1,379	1,761
Comprehensive income	—	—	1,359	—	—	347	35	1,741	—	2,980	4,721
Shareholder distributions
Common equity	—	—	(220)	—	—	—	—	(220)	—	—	(220)
Preferred equity	—	—	(37)	—	—	—	—	(37)	—	—	(37)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,992)	(2,992)
Other items
Redemptions, net of equity issuances	—	(5)	(187)	—	—	—	—	(192)	—	(1,301)	(1,493)
Share-based compensation	—	19	(19)	—	—	—	—	—	—	—	—
Ownership changes	—	—	—	(93)	4	—	(14)	(103)	—	1,816	1,713
Total change in period	—	14	896	(93)	4	347	21	1,189	—	503	1,692
Balance as at March 31, 2022	$10,538	$334	$18,601	$6,150	$8,285	$(1,940)	$1,431	$43,399	$4,145	$88,889	$136,433
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

Q1 2023 Interim Report    65

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2023	2022
Operating activities
Net income		$424	$2,960
Other income and gains		(381)	(29)
Equity accounted earnings, net of distributions		42	(589)
Fair value changes	14	(38)	(1,780)
Depreciation and amortization		2,188	1,811
Deferred income taxes		(92)	425
Investments in residential inventory		(22)	(153)
Net change in non-cash working capital balances		(1,003)	(2,175)
		1,118	470
Financing activities
Corporate borrowings arranged		—	828
Commercial paper and bank borrowings, net		973	(556)
Non-recourse borrowings arranged		19,467	14,304
Non-recourse borrowings repaid		(12,836)	(9,850)
Non-recourse credit facilities, net		(366)	1,546
Subsidiary equity obligations, net		(1)	(172)
Deposits provided to related parties		(325)	(35)
Capital provided from non-controlling interests		8,424	1,697
Capital repaid to non-controlling interests		(946)	(2,998)
Repayment of lease liabilities		(205)	(153)
Settlement of deferred consideration		(22)	—
Preferred equity redemptions		(22)	—
Common shares issued		44	4
Common shares repurchased		(272)	(213)
Distributions to non-controlling interests		(2,996)	(2,992)
Distributions to shareholders		(151)	(257)
		10,766	1,153
Investing activities
Acquisitions
Investment properties		(2,574)	(1,491)
Property, plant and equipment		(1,552)	(1,588)
Equity accounted investments		(3,565)	(728)
Financial assets and other		(23,160)	(17,467)
Acquisition of subsidiaries, net of cash acquired		(5,221)	(801)
Dispositions
Investment properties		57	562
Property, plant and equipment		241	80
Equity accounted investments		252	369
Financial assets and other		21,601	17,417
Disposition of subsidiaries, net of cash disposed		375	1,980
Restricted cash and deposits		244	(1,005)
		(13,302)	(2,672)
Cash and cash equivalents
Change in cash and cash equivalents		(1,418)	(1,049)
Net change in cash classified within assets held for sale		(8)	14
Foreign exchange revaluation		79	157
Balance, beginning of period		14,396	12,694
Balance, end of period		$13,049	$11,816
66    BROOKFIELD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    ORGANIZATION AND CAPITAL MANAGEMENT
Brookfield Corporation (the “Corporation”) is focused on deploying its capital on a value basis and compounding it over the long term. Employing a disciplined investment approach, we leverage our deep expertise as an owner and operator of real assets, as well as the scale and flexibility of our capital, to create value and deliver strong risk-adjusted returns across market cycles. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The Corporation is listed on the New York and Toronto stock exchanges (“NYSE” and “TSX”, respectively) under the symbol BN. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3.
Capital Management
The company utilizes the Corporation’s Capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The performance of the Corporation’s Capital is closely tracked and monitored by the company’s key management personnel and evaluated relative to management’s objectives. The primary goal of the company is to earn a 15%+ return compounded over the long term while always maintaining excess capital to support ongoing operations.
The Corporation’s Capital consists of the capital invested in its asset management business, including investments in entities that it manages, its corporate investments that are held outside of managed entities and its net working capital. The Corporation’s Capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.
As at March 31, 2023, the Corporation’s Capital totaled $59.2 billion (December 31, 2022 – $57.8 billion), and is computed as follows:

AS AT MAR., 31, 2023 AND DEC.31, 2022 (MILLIONS)	2023	2022
Cash and cash equivalents	$1,656	$1,564
Other financial assets	7,249	6,959
Common equity in managed investments	45,013	44,413
Other assets and liabilities of the Corporation	5,241	4,895
Corporation’s Capital	$59,159	$57,831
Corporation’s Capital is comprised of the following:
Common equity	$39,960	$39,608
Preferred equity	4,103	4,145
Non-controlling interest	2,729	2,688
Corporate borrowings	12,367	11,390
	$59,159	$57,831
The Corporation generates returns on its capital through management fees and performance revenues earned through its asset management business, distributions or dividends earned from its capital invested in managed entities, and through performance of the Corporation’s financial assets. Prudent levels of corporate borrowings and preferred equity are utilized to enhance returns to shareholders’ common equity.

Q1 2023 Interim Report    67

A reconciliation of the Corporation’s Capital to the company’s consolidated balance sheet as at March 31, 2023 is as follows:

AS AT MAR. 31, 2023 (MILLIONS)	The Corporation	Managed Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$1,656	$11,393	$—	$13,049
Other financial assets	7,249	21,411	—	28,660
Accounts receivable and other[1]	3,247	24,810	(248)	27,809
Inventory	—	12,923	—	12,923
Assets classified as held for sale	—	2,423	—	2,423
Equity accounted investments	7,642	43,460	—	51,102
Investment properties	28	118,519	—	118,547
Property, plant and equipment	214	125,176	—	125,390
Intangible assets	203	41,419	—	41,622
Goodwill	380	31,249	—	31,629
Deferred income tax assets	1,893	1,695	—	3,588
Accounts payable and other[1]	(7,332)	(50,996)	248	(58,080)
Liabilities associated with assets classified as held for sale	—	(680)	—	(680)
Deferred income tax liabilities	(583)	(23,560)	—	(24,143)
Subsidiary equity obligations	(451)	(3,647)	—	(4,098)
Total	14,146	355,595	—	369,741
Common equity in managed investments[2]	45,013	—	(45,013)	—
Corporation’s Capital	59,159	355,595	(45,013)	369,741
Less:
Corporate borrowings	12,367	—	—	12,367
Non-recourse borrowings of managed entities	—	210,460	—	210,460
Amounts attributable to preferred equity	4,103	—	—	4,103
Amounts attributable to non-controlling interests	2,729	100,122	—	102,851
Common equity	$39,960	$45,013	$(45,013)	$39,960
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $248 million and $248 million, respectively, between entities within the Corporation and its managed investments.
2.Represents the value of the Corporation’s managed investments.
Common equity in managed investments is a measure routinely evaluated by our company’s key management personnel and represents the net equity in our consolidated financial statements outside of our Corporate Activities and Asset Management segments. This measure is equal to the sum of the common equity in our Renewable Power and Transition, Infrastructure, Private Equity, and Real Estate operating segments.

68    BROOKFIELD CORPORATION

A reconciliation of the Corporation’s Capital to the company’s consolidated balance sheet as at December 31, 2022 is as follows:

AS AT DEC. 31, 2022 (MILLIONS)	The Corporation	Managed Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$1,564	$12,832	$—	$14,396
Other financial assets	6,959	19,940	—	26,899
Accounts receivable and other[1]	3,317	24,310	(249)	27,378
Inventory	2	12,841	—	12,843
Assets classified as held for sale	—	2,830	—	2,830
Equity accounted investments	7,151	39,943	—	47,094
Investment properties	27	115,073	—	115,100
Property, plant and equipment	214	124,054	—	124,268
Intangible assets	206	38,205	—	38,411
Goodwill	354	28,308	—	28,662
Deferred income tax assets	1,769	1,634	—	3,403
Accounts payable and other[1]	(7,123)	(50,191)	249	(57,065)
Liabilities associated with assets classified as held for sale	—	(876)	—	(876)
Deferred income tax liabilities	(581)	(22,609)	—	(23,190)
Subsidiary equity obligations	(441)	(3,747)	—	(4,188)
Total	13,418	342,547	—	355,965
Common equity in managed investments[2]	44,413	—	(44,413)	—
Corporation’s Capital	57,831	342,547	(44,413)	355,965
Less:
Corporate borrowings	11,390	—	—	11,390
Non-recourse borrowings of managed entities	—	202,684	—	202,684
Amounts attributable to preferred equity	4,145	—	—	4,145
Amounts attributable to non-controlling interests	2,688	95,450	—	98,138
Common equity	$39,608	$44,413	$(44,413)	$39,608
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $249 million and $249 million, respectively, between entities within the Corporation and its managed investments.
2.Represents the value of the Corporation’s managed investments.
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2.    MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2022.
The consolidated financial statements should be read in conjunction with the most recently issued consolidated financial statements of the company for the year ended December 31, 2022 which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s accounting policies were presented in Note 2, Significant Accounting Policies, of the consolidated financial statements for the year ended December 31, 2022 that were included in that report.
The consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The consolidated financial statements were authorized for issuance by the Board of Directors of the company on May 10, 2023.
b)    Estimates
The preparation of the interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the company’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Significant Accounting Policies, of the company’s consolidated financial statements for the year ended December 31, 2022 and have been consistently applied in the preparation of the interim financial statements as of and for the three months ended March 31, 2023.
c)    Adoption of Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2023. The new standards were applied as follows:
i.    IFRS 17 – Insurance Contracts (“IFRS 17”)
IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 supersedes IFRS 4, Insurance Contracts (“IFRS 4”) and related interpretations.
The company adopted IFRS 17 effective January 1, 2023 and the adoption did not have a significant impact on our company’s financial reporting.
ii.    Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify the requirement for companies to identify and disclose its material accounting policies instead of its significant accounting policies. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023.
The adoption did not have a significant impact on our company’s financial reporting.
d)    Future Changes in Accounting Standards
i.    Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024.
The company is currently assessing the impact of these amendments.
70    BROOKFIELD CORPORATION

3.    SEGMENTED INFORMATION
a)    Operating Segments
Our operations are organized into five business groups in addition to our corporate activities, which collectively represent six operating segments for internal and external reporting purposes. Our operating segments are as follows:
The Corporation:
i.Corporate Activities include the investment of cash and financial assets, our share of the investment in our insurance solutions business, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
ii.Asset Management business includes managing the long-term private funds, perpetual strategies and liquid strategies of our asset management business on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”). We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.
Managed investments:
i.Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets and distributed energy & sustainable solutions.
ii.Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
iii.Private Equity business includes a broad range of industries, and is mostly focused on the ownership and operation of business services, infrastructure services and industrials.
iv.Real Estate business includes the ownership, operation and development of core investments, transitional and development investments (including residential development properties), and our share of LP investments, which sit within the private funds of our asset management business.
Beginning in the fourth quarter of 2022, the company no longer presented a Residential Development operating segment for internal or external reporting purposes. Our North American and Australian residential development operations are now presented within the Real Estate segment and the Brazilian residential development operations are now presented within the Private Equity segment. This presentation aligns our operating segments with how our Chief Operating Decision Maker assesses the operating results and performance of our businesses on a segmented basis.
Subsequent to the special distribution of our asset management business described in Note 21 (b) of our 2022 annual financial statements, our Asset Management segment includes our investment in Brookfield Asset Management ULC (“BAM”) and certain corporate costs and tax items that were previously presented in our Corporate Activities segment. The company has retrospectively applied these presentation changes for all periods presented.
b)    Segment Financial Measures
We assess our performance using distributable earnings (“DE”) from our Asset Management segment, net operating income (“NOI”) from our Real Estate segment, and funds from operations (“FFO”) generated by each other segment as our key measures of financial performance and our segment measures of profit and loss. We also provide the amount of capital invested by the Corporation in each segment using common equity by segment. These metrics are used by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis. Beginning in the first quarter of 2023, the company changed its segment financial measures to use DE rather than FFO for the Asset Management segment as it is more representative of cashflows and profitability from that segment, and NOI rather than FFO for the Real Estate segment as NOI provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy and rental rates.
Our segment financial measures are defined as follows:
i.    Distributable Earnings
DE from our Asset Management segment is defined as the earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested in the business. It is calculated as the sum of distributions from our Asset Management business and realized carried interest, net of equity-based compensation costs. DE from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our perpetual affiliates,
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private funds and liquid strategies accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. Our Asset Management segment distributes substantially all of its distributable earnings as a dividend to its shareholders, therefore DE represents our cashflows and profitability from our Asset Management segment. We do not use DE as a measure of cash generated from our operations.
ii.    Net Operating Income
NOI from our Real Estate segment is defined as: i) property-specific revenues from our commercial properties operations less direct commercial property expenses before the impact of depreciation and amortization; and ii) revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization. NOI represents an income-generating property’s profitability before adding costs from financing or taxes, and is a strong indication of our real estate business’ ability to impact the operating performance of its properties through proactive management and leasing. Depreciation and capital expenditures are excluded from NOI as we believe that the value of most of our properties typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. We do not use NOI as a measure of cash generated from our operations.
iii.    Funds from Operations
We define FFO from our Corporate Activities segment and our managed investments, excluding the real estate business, as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we reconcile the financial measure for each operating segment to net income in Note 3(c)(ii) and 3(c)(iii) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expenses recorded as corporate costs within the relevant segment. These amounts
72    BROOKFIELD CORPORATION

are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.
c)    Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total	Note
External revenues	$126	$1,363	$4,290	$14,036	$3,426	$56	$23,297
Inter-segment and other revenues[1]	1,418	—	2	45	8	—	1,473	i
Segmented revenues	1,544	1,363	4,292	14,081	3,434	56	24,770
DE	628	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	83	136	274	n/a	13	n/a	ii
NOI	n/a	n/a	n/a	n/a	1,157	n/a	n/a	ii
Common equity	6,854	5,315	2,649	4,844	32,205	(11,907)	39,960
1.We equity account for our investment in Oaktree and include our share of the FFO at our ownership of 64%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended March 31, 2023, $649 million of Oaktree’s revenue was included in our Asset Management segment revenue.

AS AT DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED MAR. 31, 2022 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total	Note
External revenues	$105	$1,246	$3,486	$13,486	$3,521	$38	$21,882
Inter-segment and other revenues[1]	1,163	—	1	72	7	1	1,244	i
Segmented revenues	1,268	1,246	3,487	13,558	3,528	39	23,126
DE	619	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	70	115	223	n/a	(71)	n/a	ii
NOI	n/a	n/a	n/a	n/a	1,101	n/a	n/a	ii
Common equity	6,884	5,274	2,784	4,486	31,868	(11,688)	39,608
1.We equity account for our investment in Oaktree and include our share of the FFO at 62%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended March 31, 2022, $504 million of Oaktree’s revenue was included in our Asset Management segment revenue.
i.Inter-Segment Revenues
For the three months ended March 31, 2023, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $1.4 billion (2022 – $1.2 billion), revenues earned on construction projects between consolidated entities totaling $48 million (2022 – $71 million), and other revenues totaling a net income of $6 million (2022 – income of $10 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

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ii.    Reconciliation of Net Income to Segment Measures of Profit or Loss
The following table reconciles net income to the total of the segments’ measures of profit or loss for the three months ended March 31, 2023 of $2.3 billion (2022 – $2.1 billion), calculated as the sum of Asset Management segment DE of $628 million (2022 – $619 million), Renewable Power and Transition segment FFO of $83 million (2022 – $70 million), Infrastructure segment FFO of $136 million (2022 – $115 million), Private Equity segment FFO of $274 million (2022 – $223 million), Real Estate segment NOI of $1.2 billion (2022 – $1.1 billion), and Corporate Activities segment FFO of $13 million (2022 – deficit of $71 million).

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2023	2022
Net income		$424	$2,960
Add: Equity accounted fair value changes and other non-FFO items		804	226
Add: Fair value changes		(38)	(1,780)
Add: Depreciation and amortization		2,188	1,811
Add: Deferred income taxes		(92)	425
Add: Realized disposition gains in fair value changes or equity	iii	116	368
Less: NCI on above items		(2,222)	(2,413)
Less: Real Estate segment disposition gains		(114)	(327)
Add: Real Estate segment adjustments and other, net[1]		1,225	787
Total segments’ measures of profit or loss		$2,291	$2,057
1.Primarily comprised of Real Estate segment interest expense and corporate costs, net of investment income and other, net of non-controlling interests.
iii.    Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of an entity which was consolidated before and after the respective transaction.
Within FFO, the realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $116 million for the three months ended March 31, 2023 (2022 – $368 million), of which $157 million relates to prior periods (2022 – $191 million), $nil has been recorded directly in equity as changes in ownership (2022 – $nil) and a loss of $41 million has been recorded in fair value changes (2022 – gain of $177 million).
d)    Geographic Allocation
The company’s revenues by location of operations are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2023	2022
U.S.	$6,952	$5,574
Canada	2,618	2,530
U.K.	5,486	5,985
Australia	1,474	1,461
Brazil	1,313	1,212
India	676	678
Germany	521	535
Colombia	530	537
Other Europe	2,411	2,246
Other Asia	770	722
Other	546	402
	$23,297	$21,882
74    BROOKFIELD CORPORATION

The company’s consolidated assets by location are as follows:

AS AT MAR. 31, 2023 AND DEC. 31, 2022 (MILLIONS)	2023	2022
U.S.	$211,017	$206,714
Canada	50,780	50,894
U.K.	34,554	31,940
Australia	26,825	27,068
Brazil	26,618	25,500
India	20,791	19,521
Germany	15,109	12,262
Colombia	11,093	10,567
Other Europe	33,652	31,713
Other Asia	15,677	14,655
Other	10,626	10,450
	$456,742	$441,284
4.    ACQUISITIONS OF CONSOLIDATED ENTITIES
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the three months ended March 31, 2023. No material changes were made to provisional allocations:

AS AT MAR. 31, 2023 (MILLIONS)	Private Equity	Renewable Power and Transition	Infrastructure and Other	Total
Cash and cash equivalents	$14	$10	$206	$230
Accounts receivable and other	12	29	801	842
Property, plant and equipment	256	125	117	498
Intangible assets	60	—	3,626	3,686
Goodwill	196	—	2,765	2,961
Total assets	538	164	7,515	8,217
Less:
Accounts payable and other	(32)	(18)	(772)	(822)
Non-recourse borrowings	(1)	(50)	(1,006)	(1,057)
Deferred income tax liabilities	(86)	—	(833)	(919)
	(119)	(68)	(2,611)	(2,798)
Net assets acquired	$419	$96	$4,904	$5,419

Consideration[2]	$419	$96	$4,904	$5,419
1.Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
During the three months ended March 31, 2023, Brookfield acquired $8.2 billion of total assets as well as assumed $2.8 billion of total liabilities and non-controlling interests in equity through business combinations. Total consideration transferred for the business combinations was $5.4 billion. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis.
Brookfield recorded $633 million of revenue and $35 million of net income in the first quarter of 2023 as a result of the acquisitions made during the quarter. If the acquisitions had occurred at the beginning of the quarter, they would have contributed $670 million and $39 million to total revenues and net income, respectively.
Infrastructure
On January 4, 2023, a subsidiary of the company, alongside institutional partners, completed the acquisition of HomeServe PLC (“HomeServe”), a residential infrastructure business operating in North America and Europe. The subsidiary has an effective 26% and 25% interest in HomeServe’s North American and European businesses, respectively. The total consideration paid for the business was $4.9 billion. Goodwill of $2.8 billion was recognized, which is not deductible for
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income tax purposes. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the quarter are $643 million and $34 million, respectively.
Private Equity
On January 31, 2023, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in a provider of portable storage solutions through its modular building leasing services operations. The total consideration paid for the business was $419 million, funded with debt and equity. Goodwill of $166 million was recognized, which is not deductible for income tax purposes.
Renewable Power and Transition
On March 3, 2023, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in a 136 MW portfolio of operating wind assets in Brazil. The total consideration paid for the business was $95 million, funded with debt and equity. No goodwill was recognized. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the quarter are $1 million and $1 million, respectively.
5.    RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
a)    Risk Management
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. We use financial instruments primarily to manage these risks.
There have been no material changes to the company’s financial risk exposure or risk management activities since December 31, 2022. Please refer to Note 26 of the December 31, 2022 audited consolidated financial statements for a detailed description of the company’s financial risk exposure and risk management activities.
b)    Financial Instruments
The following tables list the company’s financial instruments by their carrying value and fair value as at March 31, 2023 and December 31, 2022:

	2023		2022
AS AT MAR. 31, 2023 AND DEC. 31, 2022 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$13,049	$13,049	$14,396	$14,396
Other financial assets
Government bonds	1,609	1,609	1,566	1,566
Corporate bonds	2,641	2,641	2,147	2,147
Fixed income securities and other	9,105	9,105	8,762	8,762
Common shares and warrants	7,246	7,246	6,472	6,472
Loans and notes receivable	8,059	8,059	7,952	7,952
	28,660	28,660	26,899	26,899
Accounts receivable and other	19,987	19,987	19,880	19,880
	$61,696	$61,696	$61,175	$61,175
Financial liabilities
Corporate borrowings	$12,367	$11,768	$11,390	$9,599
Non-recourse borrowings of managed entities
Property-specific borrowings	194,178	191,478	187,544	184,254
Subsidiary borrowings	16,282	15,960	15,140	14,708
	210,460	207,438	202,684	198,962
Accounts payable and other	49,405	49,405	48,559	48,559
Subsidiary equity obligations	4,098	4,098	4,188	4,188
	$276,330	$272,709	$266,821	$261,308

76    BROOKFIELD CORPORATION

c)    Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2023			2022
AS AT MAR. 31, 2023 AND DEC. 31, 2022 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$70	$1,539	$—	$91	$1,475	$—
Corporate bonds	64	1,844	728	65	1,754	324
Fixed income securities and other	453	2,061	3,499	493	2,099	3,376
Common shares and warrants	4,308	551	2,387	3,975	377	2,120
Loans and notes receivables	—	62	7	22	26	5
	4,895	6,057	6,621	4,646	5,731	5,825
Accounts receivable and other	14	2,882	16	12	3,731	6
	$4,909	$8,939	$6,637	$4,658	$9,462	$5,831
Financial liabilities
Accounts payable and other	$3	$3,876	$2,328	$7	$4,469	$2,419
Subsidiary equity obligations	—	451	552	—	441	673
	$3	$4,327	$2,880	$7	$4,910	$3,092
During the three months ended March 31, 2023, there were no transfers between Level 1, 2 or 3.
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Mar. 31, 2023	Valuation Techniques and Key Inputs
Other financial assets	$6,057	Valuation models based on observable market data
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	2,882 / (3,876)	Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

		Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data
Redeemable fund units (subsidiary equity obligations)	(451)	Aggregated market prices of underlying investments
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

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The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Mar. 31, 2023	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Corporate bonds	$728	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Fixed income securities and other	3,499	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares and warrants	2,387	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	16 / (2,328)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Limited-life funds (subsidiary equity obligations)	(552)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the three months ended March 31, 2023:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 (MILLIONS)	Financial Assets	Financial Liabilities
Balance, beginning of period	$5,831	$3,092
Fair value changes in net income	76	(223)
Fair value changes in other comprehensive income[1]	2	(8)
Additions, net of disposals	728	19
Balance, end of period	$6,637	$2,880
1.Includes foreign currency translation.

78    BROOKFIELD CORPORATION

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

AS AT MAR. 31, 2023 AND DEC. 31, 2022 (MILLIONS)	Other Financial Assets		Accounts Receivable and Other		Inventory
	2023	2022	2023	2022	2023	2022
Current portion	$8,268	$7,565	$19,866	$19,489	$8,885	$9,108
Non-current portion	20,392	19,334	7,943	7,889	4,038	3,735
	$28,660	$26,899	$27,809	$27,378	$12,923	$12,843
b)    Liabilities

AS AT MAR. 31, 2023 AND DEC. 31, 2022 (MILLIONS)	Accounts Payable and Other		Corporate Borrowings		Non-Recourse Borrowings of Managed Entities
	2023	2022	2023	2022	2023	2022
Current portion[1]	$34,709	$33,574	$973	$—	$48,373	$43,297
Non-current portion	23,371	23,491	11,394	11,390	162,087	159,387
	$58,080	$57,065	$12,367	$11,390	$210,460	$202,684
1.Current portion of corporate borrowings includes $973 million (December 31, 2022 – $nil) of short-term commercial paper and revolving facility draws.
7.    HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale:

AS AT MAR, 31, 2023 (MILLIONS)	Real Estate	Renewable Power and Transition	Infrastructure	Private Equity and Other	Total
Assets
Cash and cash equivalents	$—	$1	$43	$—	$44
Accounts receivable and other	—	5	34	13	52
Equity accounted investments	—	—	274	(8)	266
Investment properties	348	—	—	—	348
Property, plant and equipment	144	249	53	91	537
Intangible assets	—	—	587	259	846
Goodwill	—	—	19	249	268
Other long-term assets	4	7	48	—	59
Deferred income tax assets	—	—	—	3	3
Assets classified as held for sale	$496	$262	$1,058	$607	$2,423
Liabilities
Accounts payable and other	$4	$131	$92	$9	$236
Non-recourse borrowings of managed entities	—	23	393	4	420
Deferred income tax liabilities	—	—	2	22	24
Liabilities associated with assets classified as held for sale	$4	$154	$487	$35	$680
As at March 31, 2023, assets held for sale included a 50% interest in a freeland port in Victoria, Australia and a North American gas storage operation in our Infrastructure segment, and a non-core division in our dealer software and technology services operations in our Private Equity segment.
For the three months ended March 31, 2023, we disposed of $1.2 billion and $256 million of assets and liabilities, respectively. The majority of disposals relate to the sale of a 378 MW operating hydroelectric portfolio in the U.S. within our Renewable Power and Transition segment, as well two hospitality assets in the U.S. and one mall in the U.S within our Real Estate segment.
Q1 2023 Interim Report    79

8.    EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 (MILLIONS)
Balance, beginning of period	$47,094
Additions, net of disposals[1]	4,063
Share of comprehensive income	304
Distributions received	(475)
Returns of capital	(33)
Foreign currency translation and other	149
Balance, end of period	$51,102
1.Includes assets sold and amounts reclassified to held for sale, as well as changes in accounting basis.
Additions, net of disposals, of $4.1 billion during the period primarily relate to the acquisition of a German telecommunication towers business within our Infrastructure segment.
9.    INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 (MILLIONS)
Fair value, beginning of period	$115,100
Additions	2,743
Changes in basis of accounting	24
Dispositions[1]	(117)
Fair value changes	554
Foreign currency translation and other	243
Fair value, end of period[2]	$118,547
1.Includes amounts reclassified to held for sale.
2.As at March 31, 2023, the ending balance includes $4.5 billion of Right-of-use (“ROU”) investment properties (December 31, 2022 – $4.4 billion).
Investment properties include the company’s office, retail, multifamily and other properties. Additions and acquisitions of $2.7 billion primarily relate to the purchases of investment properties within our Real Estate segment and enhancement of existing assets during the period.
The following table presents our investment properties measured at fair value:

AS AT MAR. 31 (MILLIONS)
Core	$19,366
Transitional and Development	25,268
LP Investments	72,983
Other investment properties	930
$118,547
80    BROOKFIELD CORPORATION

Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value	•Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	•Increases (decreases) in terminal capitalization rate decrease (increase) fair value	•Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	•Increases (decreases) in the investment horizon decrease (increase) fair value	•Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
1.Certain investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.
The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above, such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
The following table summarizes the key valuation metrics of the company’s investment properties:

AS AT MAR. 31, 2023	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core	6.2%	4.6%	11
Transitional and Development[1]	7.7%	5.9%	10
LP Investments[1]	8.2%	5.7%	12
Other investment properties[2]	7.5%	n/a	n/a
1.The rates presented are for investment properties valued using the discounted cash flow method. These rates exclude multifamily, triple net lease, student housing, manufactured housing and other investment properties valued using the direct capitalization method.
2.Other investment properties include investment properties held in our Infrastructure and Private Equity segments.
10.    PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 (MILLIONS)	Renewable Power and Transition	Infrastructure	Real Estate	Private Equity and Other	Total
Balance, beginning of period	$55,243	$37,293	$15,362	$16,370	$124,268
Additions, net of dispositions	556	434	149	666	1,805
Acquisitions through business combinations	125	117	—	256	498
Dispositions and assets reclassified as held for sale	30	(4)	(314)	(173)	(461)
Depreciation expense	(433)	(449)	(156)	(482)	(1,520)
Foreign currency translation and other	413	208	113	66	800
Total change	691	306	(208)	333	1,122
Balance, end of period[1]	$55,934	$37,599	$15,154	$16,703	$125,390
1.Our ROU PP&E assets include $499 million (December 31, 2022 – $435 million) in our Renewable Power and Transition segment, $3.5 billion (December 31, 2022 – $3.5 billion) in our Infrastructure segment, $1.0 billion (December 31, 2022 – $1.0 billion) in our Real Estate segment, and $1.7 billion (December 31, 2022 – $1.7 billion) in our Private Equity and other segments, totaling $6.7 billion (December 31, 2022 – $6.6 billion) of ROU assets.
Q1 2023 Interim Report    81

11.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Historically, we have also issued debt securities through other subsidiaries, including Brookfield Finance LLC (“BFL”) and Brookfield Finance I (UK) PLC (“BF U.K.”). BFI is the issuer of the following series of notes (together with BFL and BF U.K. as co-obligors, as noted below):
•$500 million of 4.25% notes due in 2026;
•$550 million of 4.70% notes due in 2047;
•$350 million of 4.70% notes due in 2047;
•$650 million of 3.90% notes due in 2028;
•$750 million of 4.00% notes due in 2024 (BFL co-obligor);
•$1.0 billion of 4.85% notes due in 2029;
•$600 million of 4.35% notes due in 2030;
•$150 million of 4.35% notes due in 2030;
•$500 million of 3.50% notes due in 2051;
•$400 million of 4.625% subordinated notes due in 2080;
•$500 million of 2.724% notes due in 2031;
•$250 million of 3.50% notes due in 2051;
•$400 million of 3.90% notes due in 2028;
•$400 million of 3.625% notes due in 2052;
•$600 million of 3.45% notes due in 2050 (BFL co-obligor); and
•$600 million of 2.34% notes due in 2032 (BF U.K. co-obligor).
In addition, Brookfield Finance II Inc. (“BFI II”) is the issuer of C$1.0 billion of 5.431% notes due in 2032 and BF U.K. is the issuer of $230 million of 4.50% perpetual subordinated notes.
BFL is a Delaware limited liability company formed on February 6, 2017 and is a subsidiary of the Corporation. Brookfield Capital Finance LLC (the “US LLC Issuer”) is a Delaware limited liability company formed on August 12, 2022 and a subsidiary of the Corporation. BFI II was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Brookfield Finance (Australia) Pty Ltd (“BF AUS”) was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is a subsidiary of the Corporation. BF U.K. (collectively with BFI, BFI II, BFL, BF AUS, and the US LLC Issuer, the “Debt Issuers”) was incorporated on September 25, 2020 under the U.K. Companies Act 2006 and is a subsidiary of the Corporation. Brookfield Finance II LLC (“BFL II”) was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is a subsidiary of the Corporation. The Debt Issuers are consolidated subsidiaries of the Corporation that may offer and sell debt securities. BFL II is a consolidated subsidiary of the Corporation that may offer and sell preferred shares representing limited liability company interests. Any debt securities issued by the Debt Issuers are, or will be, fully and unconditionally guaranteed as to payment of principal, premium (if any), interest and certain other amounts by the Corporation. Any preferred shares representing limited liability company interests issued by BFL II will be fully and unconditionally guaranteed as to payment of distributions when due, amounts due on redemption, and amounts due on the liquidation, dissolution or winding-up of BFL II, in each case by the Corporation.
The US LLC Issuer, BFI II, BFL, BFL II, BF AUS and BF U.K. have no independent activities, assets or operations other than in connection with any securities that they may issue.

82    BROOKFIELD CORPORATION

Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate, renewable power and infrastructure sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at March 31, 2023, C$33 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.
The following tables contain summarized financial information of the Corporation, BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$585	$76	$9	$—	$—	$—	$4	$—	$46	$24,849	$(2,272)	$23,297
Net income (loss) attributable to shareholders	120	(10)	(2)	—	—	—	4	—	9	1,419	(1,420)	120
Total assets	73,028	9,894	752	5	—	—	229	—	4,444	507,975	(139,585)	456,742
Total liabilities	28,965	8,548	749	4	—	—	2	—	3,546	304,696	(36,682)	309,828
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

AT DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED MAR.. 31, 2022 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$58	$69	$—	$8	$—	$—	$9	$—	$37	$23,799	$(2,098)	$21,882
Net income (loss) attributable to shareholders	1,359	(1)	—	—	—	—	4	—	(13)	1,441	(1,431)	1,359
Total assets	71,514	9,769	740	16	—	—	232	—	4,170	492,799	(137,956)	441,284
Total liabilities	27,761	8,544	737	6	—	—	4	—	3,520	297,397	(38,576)	299,393
Non-controlling interest –preferred equity	—	—	—	—	—	—	230	—	—	—	—	230
1.This column accounts for investments in all subsidiaries of the Corporation under the equity method.
2.This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFL, BIC, BFI II, BF AUS, BF U.K., US LLC Issuer and BFL II on a combined basis.
3.This column includes the necessary amounts to present the company on a consolidated basis.
Q1 2023 Interim Report    83

12.     EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT MAR. 31, 2023 AND DEC. 31, 2022 (MILLIONS)	2023	2022
Common shares	$10,849	$10,901
Contributed surplus	154	148
Retained earnings	17,747	18,006
Ownership changes	3,124	2,959
Accumulated other comprehensive income	8,086	7,594
Common equity	$39,960	$39,608
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A shares") and 85,120 Class B Limited Voting Shares ("Class B shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
The holders of the company’s Class A shares and Class B shares received cash dividends during the first quarter of 2023 of $0.07 per share (2022 – $0.14 per share).
The number of issued and outstanding Class A and Class B shares and unexercised options are as follows:

AS AT MAR. 31, 2023 AND DEC. 31, 2022	2023	2022
Class A shares[1]	1,564,308,809	1,573,286,748
Class B shares	85,120	85,120
Shares outstanding[1]	1,564,393,929	1,573,371,868
Unexercised options, other share-based plans[2] and exchangeable shares of affiliate	56,862,856	55,500,881
Total diluted shares	1,621,256,785	1,628,872,749
1.Net of 70,740,647 Class A shares held by the company in respect of long-term compensation agreements as at March 31, 2023 (December 31, 2022 – 62,910,220).
2.Includes management share option plan and escrowed stock plan.
The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

FOR THE THREE MONTHS ENDED MAR. 31	2023	2022
Outstanding, beginning of period[1]	1,573,371,868	1,568,828,941
Issued (Repurchased)
Issuances	260,981	32,365
Repurchases	(10,486,881)	(3,901,144)
Long-term share ownership plans[2]	1,182,535	1,308,332
Dividend reinvestment plan and other	65,426	47,185
Outstanding, end of period[3]	1,564,393,929	1,566,315,679
1.Net of 62,910,220 Class A shares held by the company in respect of long-term compensation agreements as at December 31, 2022 (December 31, 2021 – 69,663,192).
2.Includes management share option plan and restricted stock plan.
3.Net of 70,740,647 Class A shares held by the company in respect of long-term compensation agreements as at March 31, 2023 (March 31, 2022 – 72,058,294).

84    BROOKFIELD CORPORATION

Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2023	2022
Net income attributable to shareholders	$120	$1,359
Preferred share dividends	(41)	(37)
Net income available to shareholders	79	1,322
Dilutive impact of exchangeable shares	—	2
Net income available to shareholders including dilutive impact of exchangeable shares	$79	$1,324

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2023	2022
Weighted average – Class A and Class B shares	1,571.4	1,567.8
Dilutive effect of conversion of options and escrowed shares using treasury stock method and exchangeable shares of affiliate	15.8	59.0
Class A and Class B shares and share equivalents	1,587.2	1,626.8
Share-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) generally vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. During the three months ended March 31, 2023, the company granted 0.7 million stock options at a weighted average exercise price of $36.37. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 28.7% volatility, a weighted average expected dividend yield of 1.0% annually, a risk-free rate of 4.0% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Class A shares and therefore the escrowed shares represent an interest in the underlying Class A shares. The escrowed shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended March 31, 2023, the company granted 2.2 million escrowed shares at a weighted average price of $36.37. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average term of 7.5-year term, 28.7% volatility, a weighted average expected dividend yield of 1.0% annually, a risk-free rate of 4.0% and a liquidity discount of 25%.
Q1 2023 Interim Report    85

13.    REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED MAR. 31, 2023 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$126	$—	$1,285	$4,089	$13,238	$1,658	$20,396
Other revenue	—	56	78	201	798	1,768	2,901
	$126	$56	$1,363	$4,290	$14,036	$3,426	$23,297

FOR THE THREE MONTHS ENDED MAR. 31, 2022 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$105	$—	$1,246	$3,311	$12,804	$1,471	$18,937
Other revenue	—	38	—	175	687	2,045	2,945
	$105	$38	$1,246	$3,486	$13,491	$3,516	$21,882
b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED MAR. 31, 2023 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$—	$—	$58	$—	$10,692	$735	$11,485
Services transferred over a period of time	126	—	1,227	4,089	2,546	923	8,911
	$126	$—	$1,285	$4,089	$13,238	$1,658	$20,396

FOR THE THREE MONTHS ENDED MAR. 31, 2022 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$—	$—	$39	$25	$11,054	$708	$11,826
Services transferred over a period of time	105	—	1,207	3,286	1,750	763	7,111
	$105	$—	$1,246	$3,311	$12,804	$1,471	$18,937
14.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2023	2022
Investment properties	$554	$1,846
Transaction related expenses, net of income	(334)	(73)
Financial contracts	83	16
Impairment and provisions	(59)	(17)
Other fair value changes	(206)	8
	$38	$1,780
86    BROOKFIELD CORPORATION

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Corporation
Brookfield Place, 181 Bay Street, Suite 100
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
E: bn.enquiries@brookfield.com
www.bn.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
TSX Trust Company
301 - 100 Adelaide Street West
Toronto, ON M5H 4H1
T: 1-800-387-0825 (North America)
    416-682-3860 (outside North America)
F: 1-888-249-6189 (North America)
    514-985-8843 (outside North America)
E: shareholderinquiries@tmx.com
www.tsxtrust.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2022 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.

Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the U.S. to receive their dividends in the form of newly issued Class A shares.

Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date[1] on which at least one board lot of Class A Shares has traded, as reported by the New York Stock Exchange (the “NYSE VWAP”).

Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BN	New York
	BN	Toronto
Class A Preference Shares
Series 2	BN.PR.B	Toronto
Series 4	BN.PR.C	Toronto
Series 13	BN.PR.K	Toronto
Series 17	BN.PR.M	Toronto
Series 18	BN.PR.N	Toronto
Series 24	BN.PR.R	Toronto
Series 26	BN.PR.T	Toronto
Series 28	BN.PR.X	Toronto
Series 30	BN.PR.Z	Toronto
Series 32	BN.PF.A	Toronto
Series 34	BN.PF.B	Toronto
Series 36	BN.PF.C	Toronto
Series 37	BN.PF.D	Toronto
Series 38	BN.PF.E	Toronto
Series 40	BN.PF.F	Toronto
Series 42	BN.PF.G	Toronto
Series 44	BN.PF.H	Toronto
Series 46	BN.PF.I	Toronto
Series 48	BN.PF.J	Toronto
Series 51	BN.PF.K	Toronto
Series 52	BN.PF.L	Toronto

1 “Investment Date” means each dividend payment date upon which cash dividends paid on all Class A Shares registered in the name of a shareholder, net of any applicable withholding taxes, are reinvested.

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 51	Last day of each month	12th day of following month
Series 52	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

Q1 2023 Interim Report    87

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M.
Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Company

Jeffrey M. Blidner
Vice Chair,
Brookfield Corporation

Angela F. Braly
Former Chair of the Board, President and Chief Executive Officer, WellPoint, Inc. (now known as Elevance Health, Inc.)

Jack L. Cockwell, C.M.
Chair, Brookfield Partners Foundation

Bruce Flatt
Chief Executive Officer,
Brookfield Corporation and
Brookfield Asset Management Ltd.

Janice Fukakusa, C.M., F.C.P.A., F.C.A.
Former Chief Administrative Officer and
Chief Financial Officer, Royal Bank of Canada

Seek Ngee Huat
Chair, GLP IM Holdings Limited and Former Chair, Global Logistic Properties Ltd., and former President of GIC Real Estate Pte. Ltd.

Maureen Kempston Darkes, O.C., O.ONT.
Former President, Latin America, Africa and Middle East, General Motors Corporation

Brian D. Lawson
Vice Chair, and former Chief Financial Officer, Brookfield Corporation

Howard S. Marks
Co-chair,
Oaktree Capital Group, LLC.

Hon. Frank J. McKenna, P.C., O.C., O.N.B.
Chair, Brookfield Corporation
and Deputy Chair, TD Bank Group

Rafael Miranda
Former Chief Executive Officer,
Endesa, S.A.

Lord O’Donnell
Chair, Frontier Economics Ltd.

Hutham S. Olayan
Chair of The Olayan Group and former
President and CEO of Olayan America

Diana L. Taylor
Former Superintendent of Banks for the State of New York and investment banker

Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, President and Chief Financial Officer

`

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.

88    BROOKFIELD CORPORATION

BROOKFIELD CORPORATION

Brookfield.com

NYSE: BN
TSX: BN

BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
250 Vesey Street
15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada

Brookfield Place
181 Bay Street, Suite 100
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas, 14.261
Edifício WT Morumbi
Ala B - 20º andar
Morumbi - São Paulo - SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Unit 01, 11F
Tower C, One East
No. 768 South Zhongshan 1st Road
Huangpu District, Shanghai
200023
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 2001, 20/F
Champion Tower
3 Garden Road
Central
+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America

Bermuda
Brentwood
Calgary
Chicago
Houston
Los Angeles
Stamford
Vancouver

South America

Bogotá
Lima

Europe / UAE

Amsterdam
Dublin
Frankfurt
Helsinki
Luxembourg
Paris
Madrid
Dubai

Asia Pacific

Sydney
Beijing
Hong Kong
Shanghai
Seoul
Singapore
Tokyo